UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael J. Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 418-2200

With copies to:

Stuart M. Cable, Esq.	Robert W. Hesslein, Esq.
Lisa R. Haddad, Esq.	Senior Vice President, General Counsel
Kingsley L. Taft, Esq.	and Secretary
Goodwin Procter LLP	Foundation Medicine, Inc.
Exchange Place	150 Second Street
Boston, MA 02109	Cambridge, MA 02141
(617) 570-1000	(617) 418-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Foundation Medicine, Inc., a Delaware corporation (“Foundation,” “our company,” “we” or “us”). Foundation’s principal executive offices are located at 150 Second Street, Cambridge, MA 02141. Foundation’s telephone number at this address is (617) 481-2200.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Foundation’s common stock, par value $0.0001 per share (each, a “Share”). As of January 28, 2015, there were (a) 28,396,768 issued and outstanding Shares (including 136,622 shares of restricted stock subject to satisfaction of vesting or other forfeiture conditions), (b) 2,638,458 Shares subject to issuance pursuant to options granted by Foundation to purchase Shares, (c) 194,040 Shares subject to issuance upon settlement of restricted stock units granted by Foundation, (d) 2,496,575 Shares reserved for future issuance under Foundation’s 2013 Stock Option and Incentive Plan (the “2013 Plan”) and (e) 788,503 Shares reserved for issuance pursuant to Foundation’s 2013 Employee Stock Purchase Plan.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of Foundation are set forth above in “Item 1. Subject Company Information—Name and Address.” Foundation’s website address is www.foundationmedicine.com. The information on Foundation’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Offer.

This Schedule 14D-9 relates to the tender offer by Roche Holdings, Inc., a Delaware corporation (“Offeror”), to purchase up to 15,604,288 Shares (the “Maximum Shares”), representing, when added to the Shares already owned by Roche Holding Ltd (“Parent”), an indirect parent of Offeror, and its subsidiaries and together with the Issuance Shares (as defined below), up to approximately 56.3% of the outstanding Shares on a fully diluted basis at the closing of the Issuance (as defined below and such time, the “Closing”), at a purchase price of $50.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated

February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Offeror with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015. The Offer to Purchase is filed as Exhibit (a)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

The Offer is being made pursuant to a Transaction Agreement, by and between Foundation and Offeror, dated January 11, 2015 (as amended or modified from time to time, the “Transaction Agreement”). The Transaction Agreement provides, among other things, that subject to the satisfaction or waiver of certain conditions set forth in the Transaction Agreement, (a) Offeror will commence the Offer and (b) immediately following the time Offeror accepts for payment Shares tendered in the Offer (such time, the “Acceptance Time”), Offeror will make a primary investment in Foundation of $250 million in cash to purchase 5,000,000 newly issued Shares (the “Issuance Shares”) at a price of $50.00 per Share (the “Issuance” and together with the Offer, the “Investment”).

Offeror’s obligation to consummate the Offer is subject to, among other things, (a) the condition that there shall have been validly tendered and not validly withdrawn prior to the Acceptance Time that number of Shares that, when combined with the Issuance Shares and existing Shares owned by Parent and its subsidiaries, represents at least 52.4% of the outstanding Shares on a fully diluted basis at the Closing (the “Minimum Condition”), (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”), or any other applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through acquisition or agreement (“Antitrust Law”), (c) the approval by Foundation’s stockholders at a special meeting of Foundation stockholders of (i) the Transaction Agreement and the transactions contemplated thereby (including the Issuance), (ii) Offeror’s anti-dilution rights under the Investor Rights Agreement (as defined below), and (iii) the Foundation Charter Amendments (as defined below), (d) each of the Collaboration Agreements (as defined below) and the Investor Rights Agreement (as defined below) continuing in full force and effect and (e) the approval of the Issuance Shares for listing on the NASDAQ Global Select Market.

If and to the extent that a number of Shares in excess of the Maximum Shares are validly tendered and not validly withdrawn pursuant to the Offer, the number of Shares validly tendered and not validly withdrawn by each tendering holder of Shares shall be deemed decreased on a pro rata basis based on the number of Shares validly tendered and not validly withdrawn by each tendering stockholder (with fractional Shares rounded to the nearest whole Share) such that the aggregate number of Shares accepted for payment, and paid for, by Offeror in the Offer shall be equal to the Maximum Shares. For further details on the proration of Shares tendered in the Offer, see “Section 1—“Terms of the Offer” of the Offer to Purchase. Upon the consummation of the Investment, Offeror, Parent and its subsidiaries will beneficially own at least 52.4% and up to approximately 56.3% of the outstanding Shares on a fully diluted basis.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on Monday, March 2, 2015 (one minute after 11:59 P.M., New York City time, on Monday, March 2, 2015), subject to extension in certain circumstances as required or permitted by the Transaction Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”) or earlier termination.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively.

As set forth in the Schedule TO, the address of the principal executive office of Offeror is Roche Holdings, Inc., 1 DNA Way, MS #24, South San Francisco, CA 94080 and the telephone number at such principal office is 650-225-7893.

A copy of the Transaction Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference. The foregoing descriptions of the Transaction Agreement, the Offer and the Issuance do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, the Offer to Purchase and the Letter of Transmittal.

Upon filing this Schedule 14D-9 with the SEC, Foundation will make this Schedule 14D-9 publicly available on its website at www.foundationmedicine.com. Information contained on, or that can be accessed through, Foundation’s website does not constitute part of this Schedule 14D-9, and inclusion of Foundation’s website address in this Schedule 14D-9 is an inactive textual reference only.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of Foundation, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Foundation or any of its affiliates and (a) any of Foundation’s executive officers, directors or affiliates or (b) Offeror or any of its executive officers, directors or affiliates.

Arrangements with Offeror and Certain of Its Affiliates.

Transaction Agreement.

On January 11, 2015, Foundation and Offeror entered into the Transaction Agreement. The summary description of the Transaction Agreement set forth in “Section 13—The Transaction Documents—The Transaction Agreement” of the Offer to Purchase and a summary description of the conditions of the Offer set forth in “Section 13—The Transaction Documents—The Offer” of the Offer to Purchase, respectively, are hereby incorporated herein by reference. Such summary descriptions of the Transaction Agreement and the conditions of the Offer do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Transaction Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Transaction Agreement has been provided solely to inform holders of Shares of its terms and is not intended to modify or supplement any factual disclosures about Foundation, Offeror or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Transaction Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Transaction Agreement. In particular, the representations, warranties and covenants contained in the Transaction Agreement were negotiated with the principal purposes of establishing the circumstances in which a party to the Transaction Agreement may have the right not to consummate the Offer or the Issuance if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Transaction Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares. Information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Transaction Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Foundation, Offeror or their respective subsidiaries or affiliates. Factual disclosures about Foundation contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Transaction Agreement.

Foundation Charter Amendments.

Pursuant to the Transaction Agreement, effective as of the Acceptance Time and subject to approval by the stockholders of Foundation, the certificate of incorporation of Foundation, as amended (the “Charter”), in effect immediately prior to the Acceptance Time will be amended to provide for, among other things, the declassification of the Board of Directors of Foundation (the “Board of Directors” or “Board”) and the waiver of the corporate opportunity doctrine with respect to Offeror and its affiliates (the “Foundation Charter Amendments”). The Transaction Agreement also provides that Foundation will convene and hold a meeting of its stockholders to approve the Foundation Charter Amendments, the Transaction Agreement and the transactions contemplated thereby (including the Issuance) and Offeror’s anti-dilution rights under the Investor Rights Agreement described below. Approval of these matters by Foundation stockholders is a condition to the completion of the Offer. Thus, subject to the other terms and conditions of the Transaction Agreement, it is expected that the Expiration Date will not occur prior to such stockholder meeting. The foregoing summary description of the Foundation Charter Amendments does not purport to be complete and is qualified in its entirety by reference to the Foundation Charter Amendments, forms of which are attached as Exhibit C to the Transaction Agreement which is filed as Exhibit (e)(1) to this Schedule 14D-9, and are hereby incorporated herein by reference.

Investor Rights Agreement.

Simultaneously with the execution of the Transaction Agreement, on January 11, 2015, Foundation and Offeror entered into an Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement will become effective at the Acceptance Time. The summary description of the Investor Rights Agreement set forth in “Section 13—Transaction Documents—Investor Rights Agreement” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Tax Sharing Agreement.

Simultaneously with the execution of the Transaction Agreement, on January 11, 2015, Foundation and Offeror entered into a Tax Sharing Agreement (the “Tax Sharing Agreement”). The Tax Sharing Agreement will become effective at the Acceptance Time. The summary description of the Tax Sharing Agreement set forth in “Section 13—Transaction Documents—Tax Sharing Agreement” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Tax Sharing Agreement does not purport to be complete and is qualified in its entirety by reference to the Tax Sharing Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Tender and Support Agreements.

Simultaneously with the execution of the Transaction Agreement, on January 11, 2015, certain existing stockholders of Foundation (the “Existing VC Investors”) and Offeror entered into Tender and Support Agreements (collectively, the “Tender and Support Agreements”). The Existing VC Investors include Third Rock Ventures, L.P., affiliates of KPCB Holdings, Inc. and Google Ventures 2011, L.P., each of whom has a current representative on the Board of Directors. The participation by the Existing VC Investors in the Offer will be on the same terms and conditions as the other Foundation stockholders, including the Offer Price and proration provisions in the event that the Offer is oversubscribed. The summary description of the Tender and

Support Agreements set forth in “Section 13—Tender and Support Agreements” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (e)(4), (e)(5) and (e)(6) to this Schedule 14D-9 and are hereby incorporated herein by reference. The Tender and Support Agreements will terminate upon the earliest of (a) the termination of the Transaction Agreement in accordance with its terms, (b) the Acceptance Time and (c) the parties’ mutual written consent. In addition, each Existing VC Investor may terminate its Tender and Support Agreement following any reduction to the Offer Price.

In addition, the Existing VC Investors are parties to the Investor Rights Agreement for certain limited purposes set forth therein. Under the Investor Rights Agreement, so long as an Existing VC Investor has at least one representative on the Board of Directors, such Existing VC Investor will be required to (a) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of Foundation and (b) vote all of its Shares in a manner consistent with the composition of the Board of Directors set forth below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Continuing Directors.”

Amendment to Existing Investors’ Rights Agreement.

Simultaneously with the execution of the Transaction Agreement, on January 11, 2015, Foundation and certain stockholders of Foundation entered into an Amendment (the “Amendment to Existing IRA”) to the Second Amended and Restated Investors’ Rights Agreement, dated June 20, 2013, by and among Foundation and the investors listed therein (the “Existing IRA”). Roche Finance Ltd, a subsidiary of Parent, is a party to the Existing IRA as a result of an investment made by such entity in Foundation prior to its initial public offering in 2013. The summary description of the Amendment to Existing IRA set forth in “Section 13—Transaction Documents—Amendment to Existing Investor Rights Agreement” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Amendment to Existing IRA does not purport to be complete and is qualified in its entirety by reference to the Amendment to Existing IRA, a copy of which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Collaboration Agreements.

Simultaneously with the execution of the Transaction Agreement, Foundation entered into a strategic collaboration with certain affiliates of Offeror to develop and commercialize comprehensive molecular information and genomic analysis products for the treatment of cancer patients pursuant to (a) a Collaboration Agreement (the “R&D Collaboration Agreement”), by and among F. Hoffmann-La Roche Ltd (“Roche Basel”), Hoffmann-La Roche Inc. (“Roche U.S.” and together with Roche Basel, “Roche”) and Foundation, (b) a US Education Collaboration Agreement (the “U.S. Education Collaboration Agreement”), by and between Genentech, Inc. (“Genentech”) and Foundation, (c) an Ex-US Commercialization Agreement (the “Ex-U.S. Commercialization Agreement”), by and between Roche Basel and Foundation and (d) a Binding Term Sheet for an In Vitro Diagnostics (IVD) Agreement (the “IVD Term Sheet” and, collectively with the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement and the Ex-U.S. Commercialization Agreement, the “Collaboration Agreements”), by and between Roche Basel and Foundation, each of which will become effective at the Acceptance Time. The summary description of the Collaboration Agreements (together with the Transaction Agreement, the Investor Rights Agreement, the Tax Sharing Agreement, the Amendment to Existing IRA and the Foundation Charter Amendments, the “Transaction Documents”) set forth in “Section 13—Transaction Documents—Collaboration Agreements” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Collaboration Agreements does not purport to be complete and is qualified in its entirety by reference to the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement and the IVD Term Sheet, redacted copies of which are filed as Exhibits (e)(8), (e)(9), (e)(10) and (e)(11), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference. Foundation has submitted a FOIA Confidential Treatment Request to the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, requesting that it be permitted to redact certain portions of the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement and the IVD Term Sheet. The omitted material has been included in the request for confidential treatment.

Confidentiality Agreement.

Effective as of September 4, 2014, Foundation and Offeror entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Foundation and Offeror each agreed that, subject to certain exceptions, any non-public information regarding the other party or any of its subsidiaries, affiliates or divisions furnished to Foundation, Offeror or their respective representatives would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential and used by Foundation, Offeror and their respective representatives solely for the purpose of evaluating, negotiating, and/or implementing a possible transaction between Offeror and Foundation. The Confidentiality Agreement also included a standstill provision with a term of 12 months that is subject to certain exceptions.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to such Confidentiality Agreement, a copy of which is filed as Exhibit (e)(12) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Prior Investment.

In 2012, Roche Finance Ltd, an affiliate of Offeror, purchased 2,212,389 shares of Foundation’s Series B Preferred Stock, which converted into 553,097 Shares upon the closing of Foundation’s initial public offering in 2013.

Relationship with Offeror and its Affiliates.

According to the Schedule TO, as of February 2, 2015, other than (a) the beneficial ownership of 414,823 Shares by Parent and its subsidiaries and (b) as set forth in the Transaction Documents or elsewhere in this Schedule 14D-9 or in the Schedule TO, Offeror and its affiliates do not have a material relationship with Foundation.

Arrangements with Current Executive Officers and Directors of Foundation.

Overview.

Certain of Foundation’s executive officers and directors have interests in the transactions contemplated by the Transaction Documents, including the Offer, that are different from, or in addition to, the interests of holders of Shares generally. In considering the recommendation of the Board of Directors, including that Foundation stockholders tender their Shares into the Offer, Foundation stockholders should be aware of these interests. The Board of Directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Transaction Documents and in reaching its decision to approve the Transaction Documents and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board of Directors’ Recommendation—Reasons for the Board of Directors’ Recommendation.”

Employment Agreement with Dr. Pellini.

On September 9, 2013, Foundation entered into an amended and restated employment agreement with Michael Pellini, M.D., President and Chief Executive Officer of Foundation. Upon a “change in control” (as defined in Dr. Pellini’s employment agreement), the unvested portion of all of Dr. Pellini’s stock options and other equity awards, designated as “acceleration equity awards” (which includes all equity awards held by Dr. Pellini as of January 31, 2015) shall become immediately vested as of the date of such change in control. The transactions contemplated by the Transaction Agreement are expected to constitute a “change in control” under this employment agreement, and Foundation intends to amend this employment agreement in connection with the closing of the Investment to specifically provide that any subsequent buyout of Foundation by Offeror also would constitute a “change in control.” Assuming a change in control occurred on January 31, 2015, 51,563 shares of restricted stock, 44,441 stock options having a per share exercise price of $0.84, 49,224 stock options having a per share exercise price of $4.16, and 65,625 stock options having a per share exercise price of $7.12 would have vested in connection with such change in control.

In addition, if Foundation terminates Dr. Pellini’s employment without “cause” at any time or if Dr. Pellini terminates his employment for “good reason” (as such terms are defined in his employment agreement), Dr. Pellini will receive, in addition to accrued amounts, (i) 18 months of base salary continuation, (ii) a pro-rated target bonus for the year of termination and (iii) 18 months of COBRA medical benefits and other group benefit plan continuation paid by Foundation, provided Dr. Pellini executes and does not revoke a release agreement. In such event, any options and other equity awards then held by Dr. Pellini that would have become vested in the 12-month period following such termination of employment will become vested as of the date of such termination. Assuming a qualifying termination of employment had occurred on January 31, 2015, the estimated cash severance (comprising his 18-month base salary continuation and pro-rated bonus) payable to Dr. Pellini would have been $642,553 pursuant to the terms of his employment agreement.

As a condition of his employment, Dr. Pellini is bound by certain restrictive covenants, including, but not limited to, perpetual confidentiality and non-disclosure obligations, a non-competition covenant and a non-solicitation covenant covering current or prospective customers, business, suppliers, employees or consultants during the term of his employment and for one year thereafter and certain intellectual property assignment obligations, as set forth in his employment agreement.

Dr. Pellini’s employment agreement also provides for a tax gross-up payment in the event he becomes subject to the 20% “parachute” excise tax imposed by Internal Revenue Code Sections 280G and 4999 in connection with a change in control.

Employment Agreements with Other Executive Officers.

Pursuant to pre-existing employment agreements entered into with each of Foundation’s other executive officers, Steven Kafka, Ph.D., Vincent Miller, M.D., Robert Hesslein, Jason Ryan and David Daly, stock options and other equity awards held by these executive officers that are designated as “acceleration equity awards” will be subject to “double trigger” acceleration and will immediately vest in the event that the executive officer’s employment is terminated by Foundation without “cause” or by the executive officer for “good reason”, in each case, within 18 months following a “change in control” (as such terms are defined in the applicable employment agreement). Certain equity awards held by Dr. Miller also become immediately vested (i) if Dr. Miller is terminated by Foundation without cause or resigns for good reason at any time following a change in control or (ii) on the 12-month anniversary of a change in control if Dr. Miller remains continuously employed by Foundation at such time. Additionally, certain equity awards held by Mr. Hesslein also become immediately vested if he is terminated by Foundation without cause or resigns for good reason at any time following a change in control.

The transactions contemplated by the Transaction Agreement are expected to constitute a “change in control” under each executive officer’s employment agreement, and Foundation intends to amend each such employment agreement in connection with the closing of the Investment to specifically provide that any subsequent buyout of Foundation by Roche also would constitute a “change in control.” Assuming a change in control and a qualifying termination of employment had occurred on January 31, 2015, the vesting with respect to the following stock options and other equity awards held by our executive officers would have resulted in accelerated vesting for the following number of equity awards held by each executive officer: (a) Dr. Kafka: 4,064 restricted stock units, 75,783 stock options having a per share exercise price of $4.16, 39,062 stock options having a per share exercise price of $7.12 and 8,125 stock options having a per share exercise price of $29.94;

(b) Dr. Miller: 35,945 restricted stock units, 28,129 stock options having a per share exercise price of $0.84, 7,033 stock options having a per share exercise price of $4.16, 9,375 stock options having a per share exercise price of $7.12 and 20,314 stock options having a per share exercise price of $29.94; (c) Mr. Hesslein: 29,674 shares of restricted stock, 14,066 stock options having a per share exercise price of $4.16 and 9,375 stock options having a per share exercise price of $7.12; (d) Mr. Ryan: 5,788 stock options having a per share exercise price of $0.08, 3,125 stock options having a per share exercise price of $0.84, 14,066 stock options having a per share exercise price of $4.16, 18,750 stock options having a per share exercise price of $7.12 and 37,504 stock options having a per share exercise price of $29.63; and (e) Mr. Daly: 25,000 restricted stock units and 75,000 stock options having a per share exercise price of $22.24. Pursuant to his employment agreement, Mr. Daly is also entitled to receive an option to purchase 75,000 Shares subject to vesting on the achievement of certain performance criteria to be determined by the Board of Directors.

In addition, in connection with a termination of employment by Foundation without cause at any time or by the executive for good reason generally within 18 months following a change in control (except for (i) Dr. Miller, for whom good reason is not conditioned upon a change in control and (ii) Mr. Hesslein, for whom good reason is not limited to 18 months following a change in control), each executive officer would be entitled to receive severance in the form of base salary continuation and COBRA medical benefits continuation for (x) 12 months for Drs. Miller and Kafka and Mr. Daly and (y) nine months for Messrs. Hesslein and Ryan, provided the executive officer executes and does not revoke a release agreement in a form provided by Foundation. Upon a qualifying termination of employment, Mr. Daly will also be entitled to receive a pro-rated bonus for the year of termination, calculated based on actual performance under the applicable bonus plan. Assuming a qualifying termination of employment had occurred on January 31, 2015, the estimated cash severance (comprising the executive officer’s base salary continuation and, for Mr. Daly, pro-rated bonus) payable to our executive officers under their employment agreement would have been as follows: Dr. Kafka, $360,500; Dr. Miller, $362,303; Mr. Hesslein, $241,020; Mr. Ryan, $206,250; and Mr. Daly $361,667.

As a condition of their employment, each executive officer is bound by non-competition, non-solicitation, confidentiality and intellectual property assignment obligations that are substantially similar to those applicable to Dr. Pellini, as described above, except that Mr. Daly is not subject to a non-competition covenant.

None of these executive officers are entitled to receive a gross-up payment with respect to excise taxes incurred in connection with Internal Revenue Code Sections 280G and 4999.

Future Equity Grants.

Pursuant to the terms of the Company Disclosure Schedule to the Transaction Agreement, prior to the closing of the Investment, Foundation may grant awards of stock options and restricted stock units under the 2013 Plan covering up to 974,365 Shares in the aggregate (the “Equity Pool”) in accordance with the terms of the Company Disclosure Schedule, including that any awards issued from such Equity Pool will provide that the Investment will not constitute a change in control entitling the recipient of the award to accelerated vesting (whether “single trigger” or “double trigger”) of the award under the terms of the 2013 Plan, the applicable award agreement, the recipient’s employment or offer letter agreement or any other agreement with the recipient. Foundation’s executive officers, including Dr. Pellini, are eligible to receive grants from the Equity Pool.

Golden Parachute Compensation.

The table below sets forth the information described in Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers, assuming that (a) a change of control of Foundation occurred on January 31, 2015, (b) in each case, the consummation of the Offer constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per Share is $50.00 (the price per share to be paid by Offeror in the Offer) at the time vesting with respect to applicable equity awards accelerates, and (d) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause or with good reason) occurs immediately following the change in control on January 31, 2015. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Offer is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)(4)	Total ($)
Michael Pellini, M.D.	$642,553	$9,833,298	$36,000	$670,428	$11,182,279
Steven Kafka, Ph.D.	$360,500	$5,515,059	$24,000	—	$5,899,559
Vincent Miller, M.D.	$362,303	$4,311,963	$24,000	—	$4,698,266

(1)	As described under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreement with Dr. Pellini” and “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreements with Other Executive Officers,” if we terminate any of our named executive officers’ employment without cause or any named executive officer terminates his employment with good reason (and, in the case of Dr. Kafka, such termination for good reason occurs within 18 months following a change in control), then each named executive officer will be entitled to receive the amounts set forth in this column. The amounts shown above reflect (a) in the case of Dr. Pellini, continued payment of base salary for 18 months and a pro-rated bonus for the year of termination (determined at target bonus levels and currently estimated to be approximately $16,000, assuming a termination date of January 31, 2015) and (b) in the case of Drs. Kafka and Miller, continued payment of base salary for 12 months. Such severance is subject to the named executive officer’s delivery of a release of claims against Foundation and related parties. Such severance arrangements constitute “double trigger” arrangements.
(2)	Represents the value of accelerated vesting of stock options and other equity awards held by our named executive officers. Dr. Pellini will be entitled to such “single trigger” accelerated vesting described under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreement with Dr. Pellini” above in connection with the closing of the Offer under the terms of his employment agreement. Each of Drs. Kafka and Miller will be entitled to “double trigger” accelerated vesting described under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreements with Other Executive Officers” above if their employment is terminated by Foundation without cause or by such named executive officer with good reason within 18 months following a change in control; provided that, certain equity awards held by Dr. Miller also become immediately vested (i) if Dr. Miller is terminated by Foundation without cause or resigns for good reason at any time following a change in control or (ii) on the 12-month anniversary of a change in control if Dr. Miller remains continuously employed by Foundation at such time.
(3)	Pursuant to each named executive officers’ employment agreement, in the event that the named executive officer is entitled to the severance described in note (1) above, he will also be entitled to continued health coverage for the relevant severance period (18 months for Dr. Pellini and 12 months for Drs. Miller and Kafka).
(4)	Dr. Pellini’s employment agreement also provides for a tax gross-up payment in the event he becomes subject to the 20% “parachute” excise tax imposed by Internal Revenue Code Sections 280G and 4999 in connection with a change in control as a result of the payment or receipt of any of the amounts or benefits discussed above. The amount shown above assumes an excise tax rate of 20%, a 35% federal income tax rate, a 1.45% Medicare tax rate, and a 12.3% California state income tax for Dr. Pellini. Dr. Pellini is not expected to incur this excise tax unless his employment terminates in a manner that would entitle Dr. Pellini to the severance payments and benefits described in notes (1) and (3) above.

Shares Available for Tender.

The following table provides, as of January 31, 2015, the number of vested and exercisable stock options held by each of our executive officers and directors and the number of Shares held by each of our executive officers and directors that are available to be tendered in the Offer. In order to tender the Shares underlying exercisable stock options, the executive officer or director would have to first exercise the stock option. Foundation’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions, including proration, as the other Foundation stockholders who tender Shares.

	Aggregate Number of Shares of Common Stock		Aggregate Number of Vested and Exercisable Stock Options		Weighted Average Exercise Price of Vested and Exercisable Stock Options	Aggregate Number of Shares and Stock Options Available for Tender in the Offer
Executive Officers
Michael Pellini, M.D.	385,937	(1)	267,084	(2)	$2.84	653,021
Steven Kafka, Ph.D.	0		42,030		$5.69	42,030
Vincent Miller, M.D.	80,312		35,149		$3.79	115,461
David Daly	0		0		—	0
Robert Hesslein	30,451		14,059		$4.82	44,510
Jason Ryan	0		36,555		$12.75	36,555
Non-Employee Directors (3)
Alexis Borisy	290,625		0		—	290,625
Brook Byers	0		0		—	0
Evan Jones	55,309	(4)	9,529		$5.18	64,838
David Schenkein, M.D.	93,750	(5)	3,281		$7.12	97,031
Krishna Yeshwant, M.D.	0		0		—	0

(1)	As of January 31, 2015, Dr. Pellini also held 51,563 shares of restricted stock that were subject to “single trigger” vesting in connection with a change in control, but that would not be available to be tendered in the Offer to the extent such shares of restricted stock have not vested as of the expiration of the Offer, as further described above under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreement with Dr. Pellini.”
(2)	As of January 31, 2015, Dr. Pellini also held 159,290 stock options with a weighted-average exercise price of $4.45 that were subject to “single trigger” vesting in connection with a change in control, but that would not be exercisable into Shares available to be tendered in the Offer to the extent such stock options have not vested and been exercised as of the expiration of the Offer, as further described above under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreement with Dr. Pellini.”
(3)	All of the stock options held by our non-employee directors were vested as of January 31, 2015, except for (i) the award of 13,385 stock options granted to each non-employee director on June 18, 2014 and (ii) 11,721 and 5,469 unvested stock options held by Mr. Jones and Dr. Schenkein, respectively, that are subject to time-based vesting, which, in the case of clauses (i) and (ii), would not be exercisable into shares available to be tendered in the Offer to the extent such stock options have not vested and been exercised as of the expiration of the Offer.
(4)	Represents shares held by jVen Capital, LLC, of which Evan Jones is the managing member.
(5)	Represents shares held in trusts for the benefit of Dr. Schenkein and certain of his family members and 31,250 shares held directly by Dr. Schenkein.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions providing for the indemnification and exculpation of directors and officers. Foundation has included in the Charter and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Foundation also has entered into indemnification agreements with each of its directors and executive officers. The Foundation Charter Amendments do not purport to modify the indemnification provisions provided in the Charter, the Bylaws or any of the indemnification agreements with each of Foundation’s directors and officers.

Foundation also maintains directors’ and officers’ liability insurance policies (the “D&O Insurance”). The terms and conditions of the D&O Insurance provide that, upon the Closing, coverage under the D&O Insurance will continue until termination of the D&O Insurance only with respect to actions or omissions prior to the Closing, and will cease with respect to actions or omissions taking place after the Closing. Pursuant to the Transaction Agreement, Foundation shall obtain replacement coverage with effect from and after the Closing.

Other Arrangements.

Except as described in this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Foundation or any of its affiliates, on the one hand, and either (i) Foundation or any of its executive officers, directors, or affiliates, or (ii) Offeror, Parent or any of their respective executive officers, directors, or affiliates, on the other hand.

Continuing Directors; Management.

Under the terms of the Investor Rights Agreement, immediately following the Closing, the Board of Directors will consist of nine directors, consisting of (a) three directors designated by Offeror, who initially shall include Daniel O’Day, Chief Operating Officer of Roche Pharma, (b) two of the current independent directors on the Board of Directors affiliated with the Existing VC Investors, (c) three additional independent directors, who shall initially be current directors Evan Jones and David Schenkein, M.D., and a third director to be agreed upon by Foundation and Offeror prior to the Closing and (d) Michael Pellini, M.D., the President and Chief Executive Officer of Foundation. It is expected that Alexis Borisy will remain as Chairman of the Board of Directors following the Closing.

In addition, given that Foundation will remain an independent public company following the Closing, it is expected that Foundation will continue to have the same senior management team as in place immediately prior to the Closing.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors.

At a meeting held on January 11, 2015, the Board of Directors unanimously:

(a) determined and declared that the Transaction Agreement, each of the other Transaction Documents and the transactions contemplated thereby, including the Offer, the Issuance and the Foundation Charter Amendments, are advisable and in the best interests of Foundation and its stockholders;

(b) approved the Offer, the Issuance, the Foundation Charter Amendments and the transactions contemplated by the Transaction Documents in accordance with the DGCL;

(c) approved and adopted the Transaction Agreement, each of the other Transaction Documents and the transactions contemplated thereby, including the Offer, the Issuance and the Foundation Charter Amendments; and

(d) consented to the Offer and resolved to recommend that Foundation’s stockholders accept the Offer and tender their Shares into the Offer.

Accordingly, and for the reasons described in more detail below, the Board of Directors unanimously recommends that Foundation’s stockholders tender their Shares pursuant to the Offer. A press release dated January 12, 2015, issued by Foundation announcing the proposed strategic transaction with Offeror (including the Offer), is included as Exhibit (a)(8) hereto and is incorporated herein by reference.

Background and Reasons for the Board of Directors’ Recommendation

Background of the Offer and Related Transactions with Offeror.

We are a commercial-stage company focused on fundamentally changing the way patients with cancer are treated. Our objective is to transform the care of patients with cancer by leading the development and commercialization of proprietary molecular information products that guide the diagnosis and treatment of cancer, and that enhance the development of cancer therapies. We derive revenue primarily from selling products enabled by our molecular information platform to physicians and biopharmaceutical companies. We launched our first clinical products, FoundationOne for solid tumors, in June 2012, and FoundationOne Heme for blood-based cancers, sarcomas, and certain pediatric cancers, in December 2013.

Our Board of Directors and management periodically review our long-term strategy and objectives, particularly in light of developments in the markets in which we operate and our financial condition. Over the past several years, we have considered a range of strategic alternatives with a view to maximizing stockholder value, and best positioning us strategically, including accessing the public markets through an initial public offering, potential acquisitions, and potential commercial and/or research and development collaborations.

On June 24, 2013, we filed a registration statement with the SEC to commence the process for an initial public offering of our common stock. After weighing the potential advantages and disadvantages, our Board of Directors at that time determined that it was in the best interests of our stockholders for Foundation to become a public company in order to, among other things, raise capital to fund our growth strategies, increase the profile of our company, products and services, and establish a public trading market for our common stock. On September 30, 2013, we closed the sale of 6.7 million Shares to the public at a price of $18.00 per share, before underwriters’ commissions and discounts. We raised approximately $110 million in net proceeds in our initial public offering.

On May 9, 2014, at the request of Jason Coloma, Global Head Venture & Innovation - Pharma Partnering at Roche, representatives of our company and Roche met at our offices in Cambridge, Massachusetts to discuss the possibility of a collaboration between the parties relating to a variety of potential research and development activities, including comprehensive profiling, new products and disease monitoring. In addition to the general familiarity between the two companies, a Roche affiliate had invested in Foundation in an early financing round prior to our initial public offering and held approximately 1.5% of our outstanding Shares. We also had performed genomic analysis services under a pilot agreement with Roche, and participated with Roche in a research collaboration relating to biomarker identification. Following the May 9, 2014 meeting, the parties continued to discuss in greater detail a potential research and development collaboration between the parties in the field of genomic analysis in oncology.

On June 2, 2014, at the American Society for Clinical Oncology annual meeting in Chicago, Illinois, business and scientific leaders of our company, including Michael Pellini, M.D., President and Chief Executive Officer of Foundation, met with business and scientific leaders of Roche, including Daniel O’Day, Chief Operating Officer of Roche Pharma. Following these initial conversations, the parties engaged in preliminary discussions regarding the general parameters of potential research and development and product development opportunities.

On July 29, 2014, Dr. Pellini and Mr. O’Day met in Irvine, California to discuss the potential collaborations between the parties. During this meeting, Mr. O’Day informed Dr. Pellini of Roche’s interest in exploring a potential majority investment in our company. Mr. O’Day indicated that, given Roche’s need to protect the significant investments that it would be making through the potential collaborations, Roche was unwilling to proceed with such a broad strategic partnership unless Roche was able to acquire a majority position in our company.

On July 31, 2014, our Board of Directors held a meeting at which members of management and representatives of our outside legal advisor, Goodwin Procter LLP (“Goodwin Procter”), were present. At the meeting, Dr. Pellini provided an update on his recent conversation with Mr. O’Day. The Board then discussed whether to engage with Roche regarding a potential transaction structured as a majority investment, noting the complexities of such a transaction and the commercial imperatives for our company to retain its operational autonomy given its entrepreneurial culture and growing network of relationships with other pharmaceutical, biopharmaceutical and biotechnology companies. The Board also discussed the execution risks associated with our strategic plan and the potential benefits to our company of a strategic partnership with Roche, including the expected acceleration of our product and commercial development timelines, the expansion of the global sales efforts for our current and future products and services, and the availability of incremental capital to pursue our strategic plan. Thereafter, our Board determined to continue discussions with Roche regarding a potential strategic transaction and to engage a financial advisor to assist in evaluating any proposal from Roche. Our Board further authorized Dr. Pellini to continue to engage in discussions regarding the potential strategic transaction with Mr. O’Day.

On August 1, 2014, our Board held a meeting at which members of management and representatives of Goodwin Procter were present. At the meeting, Dr. Pellini provided an update on his discussion with Mr. O’Day following the Board meeting held on July 31, 2014, and the Board discussed the potential engagement of Goldman, Sachs & Co. (“Goldman Sachs”) and another nationally recognized investment bank to act as financial advisor to our company in connection with the review of our potential strategic alternatives, including an expected proposal from Offeror. Our Board determined to approach Goldman Sachs regarding the potential engagement due to that firm’s qualifications, industry experience, and familiarity with our company and the markets in which we operate, in part because of its participation in our recent initial public offering.

On August 8, 2014, we provided Offeror with an initial term sheet for a research and development collaboration (this proposed collaboration, along with a separate collaboration for the development of in vitro diagnostic versions of certain of our products, a collaboration for the conduct of a co-educational support program for healthcare professionals in the United States, and a collaboration to commercialize our existing clinical diagnostic products and other products outside the United States, are referred to collectively in this section as the “Collaborations”).

On August 12, 2014, we provided a proposed confidentiality agreement to Offeror’s counsel. Thereafter, the parties and their respective counsel negotiated the terms of the confidentiality agreement, which was signed on September 4, 2014.

On August 17, 2014, our Board held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, management provided an update on the discussions with Offeror regarding a potential strategic transaction. Goodwin Procter reviewed the Board’s fiduciary duties in connection with its consideration of a possible strategic transaction with Offeror. The Board and its advisors also reviewed the types of governance and other protective provisions for our company and its stockholders that the Board might consider if discussions with Offeror were to proceed. In addition, Goldman Sachs reviewed with the Board an analysis of potential alternative transaction structures. Also at the August 17, 2014 meeting, our Board formed a Transaction Committee of independent directors to manage day-to-day matters related to the strategic review process and to supervise and direct any process with Offeror or other potential strategic partners (the “Transaction Committee”). The Transaction Committee consisted of four independent directors, Alexis Borisy, Brook Byers, Evan Jones and David Schenkein, M.D. The members of the Transaction Committee were selected by the Board after a review of all relevant factors, including knowledge of and experience with strategic transactions, the absence of any conflicts of interest, and sufficient time to undertake the associated responsibilities.

On August 21, 2014, Offeror introduced into the discussions for the research and development collaboration a proposal for a collaboration for the development of in vitro kitted diagnostic versions of certain of our products. Subsequently, this proposal was removed from the research and development collaboration and became a separate stand-alone collaboration proposal.

Also on August 21, 2014, Offeror sent a non-binding offer to Dr. Pellini consisting of an offer letter, a term sheet of key investment and governance terms, and a term sheet addressing the terms for the proposed Collaborations between the parties. Offeror’s offer indicated that the investment and collaboration transactions were cross-conditional and contingent upon Offeror acquiring an ownership stake equal to 50.1% of the outstanding Shares on a fully diluted basis. Offeror’s offer included, among other things: (a) a primary investment by Offeror of $100 million to acquire newly-issued Shares; (b) a tender offer by Offeror to purchase Shares directly from our stockholders, which when combined with the primary Shares would result in Offeror owning 50.1% of our Shares on a fully diluted basis; (c) a per share price for the primary investment and tender offer of $45.00; (d) Offeror having the right to designate a majority of our Board of Directors following the closing of the investment (5 of 9 director seats); (e) Offeror having extensive consent rights over certain activities of our company; (f) Offeror having the ability to purchase additional Shares up to 65% of our outstanding Shares after two years, with no restrictions on additional Share purchases after the fifth anniversary of the closing; and (g) certain of our significant stockholders with representatives on our Board entering into customary tender and support agreements. Thereafter, Dr. Pellini had discussions with Mr. O’Day to clarify the terms of Offeror’s August 21, 2014 offer.

On August 25, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Dr. Schenkein was appointed as chairman of the Transaction Committee. Dr. Pellini then provided an update regarding his recent discussions with Mr. O’Day. In addition, the Transaction Committee had an initial discussion of Offeror’s August 21, 2014 offer, including, among other things: (a) Offeror’s request for a majority ownership stake; (b) the proposed per share price of $45.00; (c) the size of the proposed primary investment by Offeror; (d) the request by Offeror for control of the Board and the other elements of the offer that could potentially inhibit our company’s operational autonomy; and (e) the limited protections in the term sheet for the public minority stockholders following the closing. The Transaction Committee also discussed the proposed terms of the Collaborations and again reviewed the potential benefits to our company of entering into a strategic partnership with Roche. Goldman Sachs furnished an analysis of Offeror’s offer price. In executive session, Goodwin Procter reviewed the terms of the proposed engagement of Goldman Sachs as the company’s financial advisor. The Transaction Committee then approved the proposed terms of such engagement.

On August 26, 2014, Severin Schwan, Chief Executive Officer of the Roche Group, and Mr. O’Day visited our offices in Cambridge, Massachusetts to meet with Dr. Pellini and other members of our management team to learn more about our company and discuss the strategic and cultural aspects of a potential strategic transaction between Foundation and Roche. At this meeting, Dr. Schwan reiterated that Roche would not proceed with the proposed Collaborations unless Roche simultaneously acquired a majority stake in our company, and Dr. Pellini emphasized the importance of Foundation retaining its operational autonomy to continue to grow its pharmaceutical business and to maintain its entrepreneurial culture.

On August 27, 2014, we engaged Goldman Sachs as our exclusive financial advisor pursuant to a formal engagement letter as approved during the Transaction Committee meeting held on August 25, 2014.

On August 29, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter were present. At this meeting, Dr. Pellini provided an update on the meeting with Dr. Schwan and Mr. O’Day earlier in the week. The Transaction Committee also continued its discussion of Offeror’s August 21, 2014 offer, noting again the importance of Foundation retaining operational autonomy from a commercial perspective, and the application of this principle to Offeror’s proposals regarding governance and the critical aspects of the Collaborations. The Transaction Committee began a process for evaluating and prioritizing the terms and conditions believed at the time to be of the greatest significance to Foundation and its stockholders. In addition, the Transaction Committee discussed the process for the proposed Collaborations, and authorized management to continue to conduct discussions with Offeror regarding the Collaborations on a parallel track with discussions regarding the investment and governance terms, subject to regular updates to the Transaction Committee.

On September 4, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, the Transaction Committee continued its discussion of Offeror’s August 21, 2014 offer, including the scope of the consent rights being proposed by Offeror with respect to the post-closing operations of Foundation. These consent rights would require Foundation to obtain the consent of Offeror before taking certain actions that our Board might otherwise approve following the closing and, thus, could directly impact the operational autonomy of our company. The Transaction Committee also discussed potential provisions to protect the public minority stockholders following the closing. Also at the meeting, Goodwin Procter reviewed the proposed terms of the confidentiality agreement with Offeror, including the standstill provision. The Transaction Committee then approved the proposed terms of the confidentiality agreement.

Following the Transaction Committee meeting, on September 4, 2014, we entered into the Confidentiality Agreement with Offeror, which included a customary 12-month standstill provision.

On September 7, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Dr. Pellini provided an update regarding his recent discussions with Mr. O’Day. In addition, the meeting participants discussed management’s long-range plan, as well as the assumptions underlying such plan and related risks, and the preparation of projections on a standalone basis and a pro forma basis taking into account the proposed strategic partnership with Roche. The Transaction Committee also continued its discussion of Offeror’s August 21, 2014 offer, including the preliminary terms of a potential counteroffer that could accommodate Offeror’s request for a majority ownership position while maintaining our operational autonomy.

On September 10, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, the Transaction Committee reviewed a potential counteroffer to Offeror with respect to the proposed investment and governance terms, which focused on (a) having a substantial majority of the Board remain independent from Offeror, (b) limiting Offeror’s consent rights, and (c) including adequate post-closing protections for the minority stockholders of our company. The Transaction Committee also discussed the per share price, the amount of the proposed primary investment by Offeror, and the potential inclusion of a “put” mechanism by which the minority stockholders would have the right to sell their Shares to Offeror in order to realize the value of a future liquidity event. In addition, Goldman Sachs reviewed certain preliminary financial analyses related to Offeror’s offer.

On September 14, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, the Transaction Committee continued its discussion of Offeror’s August 21, 2014 offer and the terms of a potential counteroffer to Offeror. In addition, the meeting participants further discussed management’s long-range plan, as well as the assumptions underlying such plan and related risks, and the preparation of projections on a standalone and pro forma basis.

On September 17, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, the Transaction Committee continued its discussion of Offeror’s August 21, 2014 offer and a potential counteroffer to Offeror. The Transaction Committee also discussed whether and, if so, at what point it might be advisable to explore a potential strategic transaction with a third party other than Offeror. In particular, the Transaction Committee discussed potentially interested parties, the commercial and competitive risks in approaching such parties, and the potential disruptions to our business. The Transaction Committee also discussed the risk of leaks that might arise from such contacts, and the potential impact of such leaks on our business, including the loss of customers, employees and other commercial relationships. Based on the foregoing considerations, the pace of the negotiations with Offeror, and the fact that the Board had not yet decided to proceed with a strategic transaction with Offeror, the Transaction Committee concluded that it was not in the best interests of our stockholders to approach other potential strategic partners at that time.

On September 19, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, management provided an update regarding the negotiation of the terms for the Collaborations. In addition, the Transaction Committee continued its discussion of Offeror’s August 21, 2014 offer and the terms of a potential counteroffer to Offeror. At the conclusion of this discussion, the Transaction Committee authorized management and the company advisors to present a counteroffer to Offeror with regard to a potential majority investment by Offeror.

On September 21, 2014, we provided Offeror with a non-binding written response to its August 21, 2014 offer as authorized by the Transaction Committee. The counteroffer included, among other things: (a) rejection of the $45.00 per share price as inadequate; (b) a primary investment by Offeror of $250 million (increased from the $100 million originally proposed by Offeror); (c) the inclusion of a put mechanism; (d) Offeror having the right to designate only a minority of the Board following the closing of the investment (2 of 8 director seats); (e) Offeror having limited consent rights over the activities of our company and other provisions to protect the operational autonomy of our company; (f) more restrictive standstill provisions limiting Offeror’s ability to purchase additional Shares and to make offers for a potential buyout of our minority stockholders; (g) restrictions on the transfer of Offeror’s Shares; (h) protections for the minority stockholders following the closing of Offeror’s investment, including approval of certain matters by our disinterested directors and the requirement that a majority of the minority stockholders approve any Offeror buyout offer; and (i) the ability of our company to terminate any definitive agreement related to the proposed strategic transaction in order to accept a superior proposal. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Offeror’s counsel, including representatives of Davis Polk & Wardwell LLP (“Davis Polk”), regarding our September 21, 2014 counteroffer.

On September 30, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Dr. Pellini provided an update regarding his recent discussions with Mr. O’Day, and Goodwin Procter reviewed its recent interactions with Offeror’s counsel regarding our September 21, 2014 counteroffer.

On October 1, 2014, Offeror provided science, technology and commercial due diligence request lists to Foundation.

On October 3, 2014, Dr. Pellini met with Mr. O’Day in San Francisco, California to discuss our recent counteroffer and the related transactions. Counsel for both parties participated in a portion of this meeting.

On October 7, 2014, representatives of Offeror and Davis Polk met with representatives of Foundation, Goldman Sachs and Goodwin Procter at Goodwin Procter’s offices in Boston, Massachusetts to negotiate the investment and governance terms for a potential strategic transaction. At this meeting, the representatives of Offeror indicated that, among other things, they would not offer a new proposal on price until we provided a counteroffer on price, nor would they consider a “put” mechanism as part of the overall transaction, if at all, unless coupled with a “call” provision by which Offeror could acquire the Shares held by our minority stockholders.

Later on October 7, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Dr. Pellini provided an update regarding his recent meeting with Mr. O’Day and the discussions regarding the proposed Collaborations. Goodwin Procter then reviewed the recent negotiations between the parties regarding the proposed investment and governance terms, including Offeror’s oral response to our September 21, 2014 counteroffer and certain open issues. In addition, Goldman Sachs reviewed certain considerations regarding inclusion of a put or put-call mechanism as part of the proposed transaction. Following the review by Goodwin Procter of the fiduciary duties of the directors, the Transaction Committee also renewed its discussion regarding whether it would be advisable to explore a potential strategic transaction with a third party other than Offeror, including a sale of the entire company or a strategic partnership as being proposed by Offeror. In particular, the Transaction Committee and the company’s advisors discussed potentially interested parties, the commercial and competitive risks in approaching such parties, and the potential disruptions to our business. The Transaction Committee also discussed the risk of leaks that might arise from such contacts, and the potential impact of such leaks on our business, including the loss of customers, employees and other commercial relationships. Based on the benefits and risks discussed, the Transaction Committee concluded that approaching potential strategic partners at that time would be prudent and in the best interests of our stockholders, but that such approach should be limited to only those companies that would most likely be interested in a potential strategic transaction with Foundation (including acquisitions of all or less than all of our company), had the ability to consummate a transaction, and presented limited commercial or competitive risks to our company. The Transaction Committee requested that management and Goldman Sachs prepare a list of potential strategic partners based on these criteria for review by the Transaction Committee.

On October 12, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Goldman Sachs reviewed the potential structures of a put-call mechanism. After discussion, the Transaction Committee authorized management and the company’s advisors to present a proposal for a put-call mechanism to Offeror.

On October 13, 2014, we provided Offeror with an outline for a non-binding proposal regarding a put-call mechanism for the proposed strategic transaction, which included (a) the right of the minority stockholders to “put” their Shares to Offeror after five years at a premium to the offer price and (b) the right of Offeror to “call” the Shares of the minority stockholders after five years at a premium to the trading price of our Shares.

Also on October 13, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Dr. Pellini provided an update regarding his recent discussions with Mr. O’Day. The Transaction Committee also renewed its discussion regarding the exploration of a potential strategic transaction with a third party other than Offeror. In determining the potential likely strategic partners, the Transaction Committee reviewed a list of potential strategic partners prepared by management with input from Goldman Sachs and considered a variety of factors, including: (a) each company’s potential interest to enter into a strategic transaction with Foundation given such company’s industry orientation, its perceived strategic priorities, and the strategic fit of our business; (b) such company’s financial strength and resources to pursue and consummate a strategic transaction in a timely manner; (c) any commercial or competitive risks in approaching such company, including potential disruptions to our business, the risk of leaks and the risk of loss of customers, employees and other commercial relationships; and (d) whether such company would likely be interested in an acquisition of the whole company and/or a strategic partnership as being proposed by Offeror. With regard to these potential strategic partners, the Transaction Committee decided, following discussion with management and the company’s advisors, to approach five parties (“Companies A, B, C, D and E”) that it determined would be most likely to have interest in a strategic transaction with Foundation (including acquisitions of all or less than all of our company), had the ability to consummate a transaction, and presented limited commercial or competitive risk to our company. The Transaction Committee determined not to approach the other parties at that time because, based on the business judgment of the Transaction Committee, they failed to meet one or more of these criteria. The Transaction Committee authorized Goldman Sachs and Dr. Pellini to approach the five identified parties to determine whether they had any interest in discussing a potential strategic transaction with Foundation.

On October 14, 2014, Dr. Pellini contacted a representative of Company A to determine whether Company A would have any interest in a possible strategic transaction with Foundation, noting that we had been approached with a proposal for a strategic transaction from a third party and that, while no decision had been made to proceed with such transaction, our Board wanted to understand the available alternatives.

On October 15, 2014, Dr. Pellini contacted a representative of Company B to determine whether Company B would have any interest in a possible strategic transaction with Foundation, noting that we had been approached with a proposal for a strategic transaction from a third party and that, while no decision had been made to proceed with such transaction, our Board wanted to understand the available alternatives.

Also on October 15, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Dr. Pellini provided an update regarding his recent discussions with Mr. O’Day, Goodwin Procter provided an update on recent discussions with Offeror’s counsel, and Dr. Pellini and Goldman Sachs provided an update on the initial outreach to Company A and Company B.

On October 16, 2014, representatives of Offeror and Davis Polk met with representatives of Foundation, Goldman Sachs and Goodwin Procter at Goodwin Procter’s offices in Boston, Massachusetts to continue negotiation of the investment and governance terms for a potential strategic transaction.

On October 20, 2014, representatives of Goldman Sachs contacted a representative of Company C to determine whether Company C would have any interest in a possible strategic transaction with Foundation, noting that we had been approached with a proposal for a strategic transaction from a third party and that, while no decision had been made to proceed with such transaction, our Board wanted to understand all of the available alternatives.

On October 21, 2014, Offeror provided us with a revised non-binding term sheet covering the key investment and governance terms for the proposed transaction in response to our September 21, 2014 counteroffer. The revised term sheet included, among other things: (a) minority Board representation by Offeror (3 of 9 director seats); (b) a primary investment in the range of $100-250 million; (c) more expansive consent rights for Offeror than included in our September 21, 2014 counteroffer; (d) anti-dilution protections for Offeror requiring us to repurchase Shares in the market upon the issuance of any equity in order to maintain Offeror’s ownership level; (e) limitations on the standstill provisions, restrictions on transfer, and minority protections included in our September 21, 2014 counteroffer; (f) rejection of our proposal to include a put-call mechanism; (g) the request that we enter into a new employment agreement with Dr. Pellini conditioned upon the closing of the proposed strategic transaction (with no terms specified); and (h) the proposed resignation as of the closing of one of the independent directors affiliated with certain significant stockholders of our company and time limitations with respect to the service of the other directors. In addition, Offeror did not increase the proposed price from its initial offer of $45.00 per share. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding Offeror’s revised offer.

Also on October 21, 2014, representatives of Goldman Sachs contacted a representative of each of Company D and Company E to determine whether such company would have any interest in a possible strategic transaction with Foundation, noting that we had been approached with a proposal for a strategic transaction from a third party and that, while no decision had been made to proceed with such transaction, our Board wanted to understand the available alternatives.

Further on October 21, 2014, a representative of Company B contacted Dr. Pellini and informed him that, after internal discussion and review of strategic priorities, Company B was not interested in pursuing a potential strategic transaction with Foundation.

On October 22, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, Goodwin Procter provided an update on the recent meetings with Offeror’s representatives, and Dr. Pellini provided an update regarding his recent discussions with Mr. O’Day. In addition, the Transaction Committee had an initial discussion of Offeror’s revised offer and the terms of a potential counteroffer to Offeror. Also, management and Goldman Sachs informed the Transaction Committee of Company B’s decision not to proceed with discussions regarding a potential strategic transaction with Foundation, as well as the initial outreach to Companies C, D and E.

On October 23, 2014, representatives of Foundation and Offeror met to begin discussions regarding the U.S. co-educational collaboration and the ex-U.S. commercialization collaboration. These discussions led to the delivery by Offeror to us of initial proposals for the U.S. co-educational collaboration and the ex-U.S. commercial collaboration on November 6, 2014.

On October 24, 2014, a representative of Company D contacted Goldman Sachs and informed them that, after internal review, Company D was not interested in pursuing a potential strategic transaction with Foundation due to the current valuation, strategic fit of Foundation with Company D’s other businesses, and timing of the process.

On October 26, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, the Transaction Committee continued its discussion of Offeror’s October 21, 2014 offer, including a potential counteroffer to Offeror on the per share price and other key terms. In addition, management provided an update regarding the negotiation of the terms for the Collaborations. At the conclusion of this discussion, the Transaction Committee authorized management and the company’s advisors to present a counteroffer to Offeror.

On October 27, 2014, a representative of Company E contacted Goldman Sachs and informed them that, after internal review, Company E was not interested in pursuing a potential strategic transaction with Foundation.

Also on October 27, 2014, representatives of Goldman Sachs followed up with Company A, which had not previously indicated whether it would be interested in pursuing a strategic transaction with our company.

On October 28, 2014, we provided Offeror with a non-binding written response to its October 21, 2014 offer as authorized by the Transaction Committee. This counteroffer included alternative price proposals of (A) $50.00 per share if Offeror were to agree to a put-call mechanism or (B) $55.00 per share if Offeror were to insist on no put-call mechanism. This counteroffer also included, among other things: (a) a primary investment by Offeror of $250 million; (b) further limitations on the proposed consent rights for Offeror and other provisions to protect the operational autonomy of our company; (c) more favorable provisions to us regarding Offeror’s voting obligations and anti-dilution protections, as well as the ownership thresholds below which Offeror’s various rights would terminate; and (d) the right of our Board and nominating committee to make determinations regarding director nominees other than those to be designated by Offeror, including the selection of the Chairman of the Board. Also, in connection with this counteroffer and following discussion of Dr. Pellini’s existing change-in-control agreement and other compensatory arrangements, the Transaction Committee agreed to consider a new employment agreement with Dr. Pellini if requested by Offeror, but communicated through our counsel that no discussions regarding the terms of any such employment agreement would occur until the parties had agreed upon price and all other material terms of the proposed strategic transaction. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding our October 28, 2014 counteroffer.

Also on October 28, 2014, a representative of Company C contacted Goldman Sachs and indicated that Company C had preliminary interest in a possible strategic transaction with Foundation. Thereafter, on October 29, 2014, Goldman Sachs provided Company C with a form of confidentiality agreement to facilitate further discussion.

On October 30, 2014, we delivered concept proposals to Offeror for the U.S. co-educational collaboration and the ex-U.S. commercial collaboration. These proposals were the culmination of multiple meetings between representatives of Foundation and Offeror beginning on October 17, 2014.

On November 3, 2014, a representative of Company A contacted Goldman Sachs and informed them that, after internal discussion and review of strategic priorities, Company A was not interested in pursuing a potential strategic transaction with Foundation.

On November 6, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At this meeting, management and Goldman Sachs informed the Transaction Committee of the decisions of Companies A, D and E not to proceed with discussions regarding a potential strategic transaction with Foundation, as well as the preliminary interest expressed by Company C. Dr. Pellini also provided an update on his recent discussions with Mr. O’Day.

Also on November 6, 2014, we entered into a confidentiality agreement with Company C that did not include a standstill provision.

Further on November 6, 2014, Offeror delivered initial term sheet proposals for the U.S. co-educational collaboration and the ex-U.S. commercial collaboration, in each case in response to our earlier proposals.

On November 9, 2014, Offeror delivered an initial draft of a non-binding term sheet for the in vitro diagnostic development collaboration. Subsequently, the parties modified the non-binding term sheet into a binding term sheet, which was used in lieu of a definitive agreement for the in vitro diagnostic development collaboration.

On November 10, 2014, Offeror provided us with a non-binding written response to our October 28, 2014 counteroffer. This offer included, among other things: (a) agreement on the size of the primary investment at $250 million; (b) strict anti-dilution protections for Offeror; (c) exceptions to the standstill provisions to allow Offeror to acquire 100% ownership of our company after three years; and (d) more favorable provisions to Offeror with respect to the ownership thresholds below which Offeror’s various rights would terminate. Offeror’s revised offer also indicated that it had not increased the proposed per share price of $45.00 from its initial offer and had once again rejected the inclusion of a put-call mechanism. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding Offeror’s November 10, 2014 revised proposal.

On November 11, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At this meeting, the Transaction Committee had an initial discussion of Offeror’s November 10, 2014 proposal, and also received an update on the status of discussions with Company C. In addition, management provided an update regarding the negotiation of the terms for the Collaborations.

On November 13, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At this meeting, the Transaction Committee continued its discussion of Offeror’s November 10, 2014 offer.

On November 19 and 20, 2014, representatives of Offeror and Davis Polk met with representatives of Foundation, Goldman Sachs and Goodwin Procter at Davis Polk’s offices in New York City to continue negotiation of the investment and governance terms for the proposed strategic transaction. Thereafter, Dr. Pellini and Mr. O’Day had several follow-up conversations in which they discussed the per share price and certain governance issues.

On November 24, 2014, representatives of our management and Goldman Sachs participated in a telephonic due diligence session with representatives of Company C during which management provided an overview of our business and operations.

On November 26, 2014, Offeror provided us with a further non-binding offer, including a revised term sheet, as a follow-up to the in-person meetings held between the parties during the prior week. This offer included, among other things: (a) an increase in the per share price being offered by Offeror from $45.00 to $48.00; (b) strict anti-dilution protections for Offeror at 50.1%, but with an increase in the target ownership percentage to 54% to provide us with a 3.9% cushion for the issuance of equity in connection with acquisitions before repurchases by us would be required to maintain Offeror’s majority ownership level; and (c) more favorable provisions to Offeror with respect to the ownership thresholds below which Offeror’s various rights would terminate. The non-binding offer also included exceptions to the standstill provisions that would allow Offeror to make a buyout offer directly to our minority stockholders after the fifth anniversary of the closing without the approval of our Board, as long as such offer is subject to the approval of a majority of the minority stockholders, and to run a proxy contest in connection with such a buyout offer. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding Offeror’s November 26, 2014 offer.

Also on November 26, 2014, a representative of Company C contacted Goldman Sachs and informed them that, after internal discussion and review of the financial profile of Foundation and the dilutive impact of a potential transaction, Company C was not interested in pursuing a potential strategic transaction with Foundation.

On November 28, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At this meeting, management provided an update regarding the negotiation of the terms for the Collaborations and Company C’s decision not to proceed with discussions regarding a potential strategic transaction with Foundation. In addition, the Transaction Committee continued its discussion of management’s long-range plan as well as various risk-adjusted business scenarios, and approved the risk adjustments and related weightings to be used in preparing financial projections for our company on a standalone and pro forma basis. The Transaction Committee also had a discussion of Offeror’s November 26, 2014 offer and the terms of a potential counteroffer to Offeror. At the conclusion of this discussion, the Transaction Committee authorized management and the company’s advisors to present a counteroffer to Offeror.

On December 1, 2014, we provided Offeror with a non-binding written response to its November 26, 2014 offer as authorized by the Transaction Committee. This counteroffer included, among other things: (a) a per share price of $55.00 and no put-call mechanism; (b) a higher target ownership percentage for Offeror and other changes to the proposed anti-dilution protections to further mitigate the financial impact on our company; and (c) more limited exceptions to the standstill provisions than included in Offeror’s November 26, 2014 offer, including the ability of the disinterested directors to defer a buyout offer from Offeror for a specified period in the event that such directors determined that a buyout offer was not in the best interests of the minority stockholders at that time. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding our counteroffer.

Also on December 1, 2014, Offeror provided legal and corporate due diligence request lists to Foundation.

On December 2, 2014, Offeror delivered an initial draft of a definitive agreement for the research and development Collaboration. From this date, the parties and their respective counsel engaged in concurrent but independent negotiations of the terms and conditions contained in the definitive agreement, and for the in vitro diagnostic collaboration the binding term sheet, for each Collaboration.

On December 5, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, management presented standalone and pro forma financial projections based on estimates of the synergies and pro forma effects of the proposed strategic partnership with Offeror and the risk adjustments and related weightings previously approved by the Transaction Committee at its meeting on November 28, 2014. Goldman Sachs reviewed certain preliminary financial analyses based on the financial projections presented by management and the terms of Offeror’s November 26, 2014 offer. In addition, Dr. Pellini provided an update regarding his recent discussions with Mr. O’Day, and Goodwin Procter provided an update on recent discussions with Offeror’s counsel, including a discussion of the anti-dilution protections requested by Offeror and the expected financial impact on our company. Also, following the review by Goodwin Procter of the fiduciary duties of the directors, the Transaction Committee revisited whether to approach any additional third parties with respect to a potential strategic transaction with Foundation given the status of the negotiations with Offeror. After discussion, the Transaction Committee authorized management and Goldman Sachs to approach one additional third party that might have an interest in such a transaction and presented less commercial and competitive risk (“Company F”), but decided not to approach any other parties for the reasons previously discussed. At the conclusion of the meeting, the Transaction Committee authorized Dr. Pellini to communicate to Mr. O’Day that the investment and governance terms most recently proposed by Offeror were generally acceptable, subject to agreement on the per share price and satisfactory negotiation of the anti-dilution protections being requested by Offeror.

From December 5-8, 2014, Dr. Pellini had discussions with Mr. O’Day regarding the open issues with respect to the proposed investment by Offeror, including the per share price and Offeror’s anti-dilution protections.

On December 6, 2014, management provided Offeror with our long-range plan, and thereafter, representatives from Foundation and Offeror held a call to discuss such plan and the underlying assumptions.

On December 7, 2014, we provided Offeror and its advisors with access to a virtual data room containing requested business and legal due diligence materials. Thereafter, the parties and their advisors had numerous discussions, and Foundation provided written answers to numerous written questions posed by Offeror and its advisors, regarding the due diligence materials provided by Foundation and related matters.

On December 8, 2014, representatives of Goldman Sachs contacted a representative of Company F to determine whether Company F would have any interest in a possible strategic transaction with Foundation, noting that we had been approached with a proposal for a strategic transaction from a third party and that, while no decision had been made to proceed with such transaction, our Board wanted to understand the available alternatives.

On December 9, 2014, representatives of Goldman Sachs and Offeror discussed the anti-dilution protections being requested by Offeror and the expected financial impact on our company.

On December 11, 2014, Offeror provided us with a further revised proposal, including a revised term sheet, covering the key investment and governance terms for the proposed transaction. The revised term sheet continued to include strict anti-dilution protections for Offeror, but with a further increase in Offeror’s target ownership percentage to 55.9% on a fully diluted basis. This increase in the target ownership percentage would allow us to issue equity in connection with (a) acquisitions up to 3.9% of our fully diluted Shares outstanding after the closing and (b) the granting of equity awards up to 1.9% of our fully diluted Shares, in each case before any repurchase of Shares would be required by us. The revised term sheet also included significant penalty provisions in the event that we failed to make required stock repurchases to maintain Offeror’s majority ownership position, and rejected the proposed changes to the standstill provisions included in our December 1, 2014 counteroffer.

On December 12, 2014, a representative of Company F contacted Goldman Sachs and informed them that, after internal discussion, Company F was not interested in pursuing a potential strategic transaction with Foundation due to the size of a potential transaction and the expected time period for the transaction to become accretive.

Also on December 12, 2014, Offeror delivered to us initial drafts of the definitive agreements for the U.S. co-education collaboration agreement and the ex-U.S. commercial collaboration agreement. From this date, the parties and their respective counsel engaged in negotiations with respect to the terms and conditions contained in each definitive agreement.

From December 12-15, 2014, the parties and their respective counsel continued to negotiate the investment and governance terms for the proposed transaction. During these discussions, Offeror indicated that it would not proceed without receiving the anti-dilution protections that it had requested, including the proposed penalty provisions related to a breach of our stock repurchase obligations. However, Offeror agreed to further increase its target ownership percentage to 56.3% on a fully diluted basis to provide Foundation an additional cushion for maintaining Offeror’s majority stake.

On December 16, 2014, Offeror provided us with a further non-binding offer, including correspondence in which it indicated that the enclosed term sheet represented its final offer with respect to both price and terms. The term sheet included a per share price of $50.00.

On December 18, 2014, the Board of Directors held a regular meeting at which members of management and representatives of Goodwin Procter and Goldman Sachs were present for a portion of the meeting. At this meeting, Goodwin Procter reviewed the investment and governance terms included in Offeror’s December 16, 2014 offer. In addition, Goldman Sachs reviewed certain preliminary financial analyses related to Offeror’s December 16, 2014 offer, including the $50.00 per share price. Management also provided an update on the negotiations regarding the Collaborations and informed the Board of Company F’s decision not to proceed with discussions regarding a potential strategic transaction with Foundation. Following discussion, the Transaction Committee authorized management and the company’s advisors to proceed with the negotiation of definitive documentation based on the terms set forth in Offeror’s December 16, 2014 offer.

Thereafter, on December 18, 2014, Davis Polk provided Goodwin Procter with initial drafts of the transaction agreement and investor rights agreement with respect to the proposed strategic transaction, as well as the form of tender and support agreement to be entered into between Offeror and certain of our significant stockholders.

On December 23, 2014, the Transaction Committee held a meeting at which members of management and representatives of Goodwin Procter were present. At this meeting, management reviewed the proposed terms of the Collaborations and the issues that remained subject to further negotiation between the parties. In addition, Goodwin Procter reviewed certain open issues with respect to the initial drafts of the definitive agreements provided by Davis Polk, including the post-closing indemnification provisions, interim operating covenants, and closing conditions set forth in the draft transaction agreement.

Also on December 23, 2014, Alexis Borisy, Chairman of the Compensation Committee of our Board of Directors, had a telephone conversation with Mr. O’Day to discuss the compensatory program for Dr. Pellini, including the full vesting of Dr. Pellini’s remaining unvested equity upon the completion of Offeror’s investment under the terms of Dr. Pellini’s existing change-in-control rights contained in his employment agreement, and the related retention objectives of Offeror. Offeror subsequently rescinded its request that we enter into a new employment agreement with Dr. Pellini, and no changes to Dr. Pellini’s compensation were made as a result of this discussion or otherwise in anticipation of the proposed transactions.

On December 24, 2014, Goodwin Procter provided Davis Polk with revised drafts of the transaction agreement and investor rights agreement, as well as proposed changes to the form of tender and support agreement.

On December 29, 2014, Davis Polk provided Goodwin Procter with initial drafts of the tax sharing agreement with respect to the proposed strategic transaction.

On December 30 and 31, 2014, representatives of Goodwin Procter and Davis Polk discussed the open issues with respect to the transaction agreement and investor rights agreement, including, among others: (a) the inclusion of post-closing indemnification provisions in the transaction agreement; (b) the definition of “material adverse effect” and other closing conditions; (c) the covenants relating to the parties’ obligations to obtain necessary regulatory approvals; (d) the scope and nature of the proposed interim operating covenants; (e) the size of the $35 million termination fee proposed by Offeror if our Board were to withdraw its recommendation of the tender offer or terminate the transaction agreement in order to accept a superior proposal; (f) certain provisions impacting our company’s operational autonomy; and (g) certain financial, accounting and tax reporting obligations for Foundation being proposed by Offeror.

On December 31, 2014, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At this meeting, Goodwin Procter provided an update on the recent discussions with Davis Polk, and reviewed the open issues in the draft transaction agreement and investor rights agreement, including those described in the preceding paragraph. Management also provided an update on the negotiation of the definitive agreements with respect to the Collaborations. Mr. Borisy updated the other members of the Transaction Committee regarding his conversation with Mr. O’Day regarding Dr. Pellini’s compensatory program.

On January 3, 2015, Davis Polk provided Goodwin Procter with revised drafts of the transaction agreement, investor rights agreement, and form of tender and support agreement.

On January 5 and 6, 2015, representatives of Offeror and Davis Polk met with representatives of Goldman Sachs and Goodwin Procter at Davis Polk’s offices in New York City to negotiate the terms of the transaction agreement, investor rights agreement, and tender and support agreements. The items subject to discussion included, among other things: (a) the post-closing indemnification provisions and related limitations on Foundation’s potential liability; (b) the scope and nature of the interim operating covenants; and (c) the definition of “material adverse effect” and other closing conditions. In addition, the parties discussed the size of the $35 million termination fee proposed by Offeror, and our counterproposal of a $25 million termination fee.

On January 6, 2015, the Transaction Committee held a meeting at which members of management and our Board and representatives of Goodwin Procter and Goldman Sachs were present. At this meeting, Goodwin Procter provided an update with respect to the negotiations with representatives of Offeror and Davis Polk, including the proposed resolution of the key open items. Management also reviewed the proposed terms of the Collaborations and the issues that remained subject to further negotiation between the parties.

From January 7-11, 2015, the parties and their respective counsel continued to negotiate the terms of the various transaction documents, and Offeror completed its confirmatory due diligence on our company. During these discussions, the parties agreed to a $30 million termination fee.

On January 7, 2015, the parties completed negotiation of the substantive terms of the U.S. co-educational collaboration, on January 9, 2015, the parties completed negotiation of the substantive terms of the research and development collaboration and the ex-U.S. commercial collaboration, and on January 10, 2015, the parties completed negotiation of the substantive terms of the binding term sheet for the in vitro diagnostic collaboration.

On January 11, 2015, a joint meeting of the Transaction Committee and full Board of Directors was held at which members of management and representatives of Goodwin Procter and Goldman Sachs were present. At the meeting, management and Goodwin Procter provided an update on the final negotiations with Offeror, and management presented revised pro forma financial projections reflecting changes to the terms of the proposed Collaborations since December 5, 2014. In addition, Goldman Sachs reviewed its financial analysis of the proposed transactions and delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated January 11, 2015, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, taking into account the Issuance, the $50.00 in cash per share to be paid to the holders of Shares pursuant to the transaction agreement was fair, from a financial point of view, to the holders (other than Offeror and its affiliates) of Shares. After discussion in which the directors considered the factors described further below in “Item 4. The Solicitation or Recommendation—Reasons for the Board of Directors’ Recommendation” and upon the recommendation of the Transaction Committee, the Board adopted resolutions (a) determining and declaring that each of the transaction documents and the transactions contemplated thereby, including the tender offer, the primary issuance, the related amendments to our charter, and the Collaborations, were advisable and in the best interests of Foundation and its stockholders, (b) approving the tender offer, the primary issuance, the charter amendments and the transactions contemplated by the transaction documents in accordance with the requirements of the DGCL, (c) approving each of the transaction documents and the transactions contemplated thereby, including the tender offer, the primary issuance, the charter amendments, and the Collaborations, and (d) consenting to the tender offer and recommending that our stockholders accept the tender offer and vote their Shares in favor of all matters related to the proposed strategic transaction with Offeror to be presented at a special meeting of stockholders.

Following this meeting, on January 11, 2015, Foundation and Offeror (or the applicable affiliate of Offeror) executed the Transaction Agreement, the Investor Rights Agreement, the Tax Sharing Agreement and the Collaboration Agreements, and all signatories to the Tender and Support Agreements executed such agreements. Prior to the open of trading on January 12, 2015 in both Europe and the United States, each of Foundation and Offeror issued a press release announcing the proposed investment by Offeror in Foundation and the related strategic partnership between the parties.

On February 2, 2015, Offeror commenced the Offer and we filed this Schedule 14D-9.

Reasons for the Board of Directors’ Recommendation

During the course of its deliberations regarding the transactions contemplated by the Transaction Agreement, including the Offer, our Board of Directors and the Transaction Committee held numerous meetings and consulted with management, Goldman Sachs and Goodwin Procter, and reviewed, evaluated and considered a number of factors, including, among others:

•	information concerning our business, financial performance (both past and prospective) and our financial condition, results of operations (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•	our business and financial prospects if we were to continue our business on a standalone basis, and the growth and scale required to effectively compete in our industry;

•	the expected synergies and other benefits of the Collaborations and primary investment by Offeror to our business, results of operations and financial condition;

•	the possible alternatives to the strategic transaction with Offeror, the timing and likelihood of accomplishing our business plans and strategic objectives under those alternatives, and the potential benefits and risks of those alternatives;

•	our discussions with six third parties that would reasonably be expected to have an interest in a strategic transaction with us, and the feedback that none of these third parties was interested in exploring a potential strategic transaction with us;

•	our ability under the terms of the Transaction Agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if we receive such a proposal during the pendency of the transactions;

•	the terms of the Transaction Agreement that would reasonably be expected to have an impact on the likelihood we would receive an unsolicited competing acquisition proposal during the pendency of the transactions (including the termination fee that would be payable); and

•	the terms of the Transaction Agreement, the Investor Rights Agreement, the Tax Sharing Agreement and the Collaboration Agreements, including the parties’ representations, warranties, covenants and indemnification obligations, the conditions to their respective obligations to complete the transactions, and the termination rights of the parties.

In reaching its decision to approve the Transaction Agreement and other Transaction Documents, to consent to the Offer, and to recommend that our stockholders tender their Shares into the Offer, our Board of Directors determined that the following were positive reasons to support such transactions:

•	the fact that the Offer at $50.00 per share provides certainty, immediate value and liquidity to holders of Shares up to the Maximum Shares;

•	the fact that the price of $50.00 per share to be received by our stockholders in the Offer and by Foundation for the Issuance Shares to be purchased by Offeror represents (a) a 109% premium to the closing price of our Shares on January 9, 2015 (the last trading day preceding the public announcement of the strategic transaction with Offeror), (b) a 178% premium to the price of our Shares, before underwriters’ commissions and discounts, in our September 2013 initial public offering, and (c) a 15% premium to the highest closing price for our Shares in the last twelve months prior to January 9, 2015;

•	the fact that a significant number of our outstanding Shares on a fully diluted basis would be subject to purchase by Offeror in the Offer based on Offeror’s target ownership percentage in Foundation;

•	the financial presentation and oral opinion of Goldman Sachs to our Board of Directors, subsequently confirmed in writing, that as of January 11, 2015 and based upon and subject to the factors and assumptions set forth in the written opinion, taking into account the Issuance, the $50.00 in cash per share to be paid to the holders of Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders (other than Offeror and its affiliates) of Shares (the full text of the opinion of Goldman Sachs, dated as of January 11, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Goldman Sachs is attached as Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety) (see also “Item 4. Opinion of Foundation’s Financial Advisor”);

•	the potential total value that may be realized by our existing stockholders (which is not feasible to quantify numerically) arising from the Offer and continued investment in Foundation, taking into account the expected benefits to Foundation from the proposed transactions with Offeror, including the Issuance and the Collaborations;

•	the expectation that the proposed Collaborations with Offeror represent a unique strategic opportunity to accelerate our product and commercial development timelines and expand the global sales efforts for our current and future products and services;

•	the strengthening of our balance sheet through the $250 million primary investment by Offeror and our ability to accelerate our growth plans through the deployment of such capital, including through the potential pursuit of attractive acquisition opportunities;

•	the fact that our stockholders have the opportunity to participate in any future growth or benefit from any future increase in the value of Foundation;

•	the course of the arm’s length negotiations between Offeror and Foundation, resulting in an increase in the per Share price initially offered by Offeror, as well as a number of changes in the investment and governance terms and provisions of the Collaborations from those initially proposed by Offeror that were favorable to Foundation and our stockholders;

•	the risks associated with executing and achieving our strategic plan, including, among others, risks related to (a) the reimbursement decisions of third-party payors, (b) the exercise of the U.S. Food and Drug Administration’s enforcement discretion over laboratory developed tests, (c) our ability to access the necessary capital to grow our business, (d) the continued acceptance of our products and services, and (5) our ability to grow and scale our business outside of the United States, and the potential for our strategic partnership with Offeror to mitigate our exposure to these risks;

•

the provisions of the Investor Rights Agreement that allow us to maintain our entrepreneurial culture and operational autonomy, including (a) Offeror having only minority representation on our Board of

Directors, (b) the limited nature of Offeror’s consent rights, and (c) our right to exclude the Offeror director designees from certain Board of Directors discussions regarding agreements between Foundation and a pharmaceutical, biopharmaceutical or biotechnology company that is an actual competitor of Offeror;

•	the provisions of the Investor Rights Agreement that provide protections for our minority stockholders, including (a) standstill provisions, (b) restrictions on transfers of Offeror’s Shares, (c) the requirement that certain matters be subject to the approval of the disinterested directors, and (d) any offers by Offeror to purchase all of the outstanding Shares held by our stockholders other than Offeror and its affiliates shall be subject to a non-waivable condition requiring receipt of the approval of stockholders holding a majority of such Shares not beneficially owned by Offeror and its affiliates (or, in the event that such buyout offer is proposed as a tender or exchange offer, a condition requiring that a majority of Shares held by stockholders other than Offeror and its affiliates are validly tendered and not withdrawn);

•	the process through which we solicited potential interest from six third parties that the Transaction Committee believed were among the most likely third parties to have an interest in a strategic transaction with us, and the feedback that none of these third parties was interested in exploring a potential strategic transaction with us;

•	the belief of our Board of Directors that, after extensive negotiations with Offeror and its representatives, we had obtained the highest price per Share that Offeror was willing to pay and the highest price obtainable on the date of signing of the Transaction Agreement;

•	our ability under the Transaction Agreement to furnish information to and conduct negotiations with third parties in certain circumstances and, upon payment to Offeror of a termination fee of $30 million (which our Board of Directors believes is reasonable under the circumstances and would not impede a strategically interested and financially capable third party from making a superior proposal), to terminate the Transaction Agreement to accept a superior proposal;

•	the other terms and conditions of the Transaction Agreement, including, among other things: (a) the size of the termination fee and the circumstances when that fee may be payable; (b) the limited number and nature of the conditions to Offeror’s obligations to complete the transactions, including the absence of a financing condition; (c) the definition of “material adverse effect” and the exceptions to what constitutes a material adverse effect for purposes of the Transaction Agreement; and (d) the negotiated limitations on our post-closing indemnification obligations; and

•	the fact that the Tender and Support Agreements with certain of our significant stockholders terminate in the event that we terminate the Transaction Agreement, which permits those persons to support a transaction involving a superior proposal.

In the course of its deliberations, our Board of Directors also considered, among other things, the following negative factors:

•	the fact that Offeror is purchasing less than all of our Shares at the Offer Price of $50.00 per Share;

•	the possibility that there will be a limited trading market and public float for our Shares following completion of the transactions;

•	the fact that Offeror’s majority ownership stake would prevent other third parties from offering to acquire Foundation without Offeror’s consent, and the possibility that our minority stockholders might not receive a control premium for their Shares upon any subsequent sale of Foundation;

•	the exceptions to the standstill provisions that allow Offeror to initiate a buyout offer after the third anniversary of the Closing, and the additional exceptions related to such a buyout offer that apply after the fifth anniversary of the Closing, including Offeror’s right to run a proxy contest in connection with such a buyout offer;

•	the fact that our minority stockholders following the transactions will not have the right to “put” their Shares to Offeror, which could impact the value of the Shares held by those stockholders and limit their ability to realize value in a liquidity event;

•	the possibility that Offeror’s majority investment in Foundation could negatively impact (a) the perception of Foundation in the marketplace as an independent entity and (b) our ability to partner with other pharmaceutical, biopharmaceutical or biotechnology companies that are actual or potential competitors of Offeror;

•	the restrictions on the conduct of our business both prior to the completion of the Offer and thereafter that prevent us from taking certain specified actions without the consent of Offeror, which may delay or prevent us from undertaking business opportunities that our Board of Directors or management believes to be in the best interests of Foundation and our stockholders;

•	the fact that adherence to our obligations to repurchase Shares pursuant to Offeror’s anti-dilution protections may be costly, require substantial resources and efforts, and result in changes to our equity compensation programs that could impact our ability to attract and retain key personnel;

•	the fact that adherence to our other obligations under the Investor Rights Agreement, including our compliance with certain financial, accounting and tax reporting obligations, may be costly and time consuming, require substantial resources and efforts, and result in changes to our existing business practices;

•	the post-closing indemnification obligations of Foundation, including the potential financial exposure related to any claims by Offeror related to our breach of a representation, warranty or covenant included in the Transaction Agreement;

•	the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the Collaborations and other transactions with Offeror, and the possibility of other management and employee disruption associated with the transactions, including the possible loss of key management, sales and marketing, technical or other personnel;

•	the conditions to Offeror’s obligation to complete the transactions and the right of Offeror to terminate the Transaction Agreement under certain circumstances, without the payment of any termination fee to us;

•	the possibility that we may be obligated to pay Offeror a termination fee of $30 million if the Transaction Agreement is terminated under certain circumstances;

•	the fact that the consideration in the Offer consists of cash and will therefore be taxable to our stockholders who are subject to taxation for U.S. federal income tax purposes; and

•	the interests that certain of our directors and executive officers may have with respect to the proposed transactions, in addition to their interests as stockholders of Foundation generally, as described in “Item 3. Arrangements with Current Executive Officers and Directors of Foundation.”

The preceding discussion of the information and factors considered by our Board of Directors is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, our Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our Board of Directors, but rather our Board of Directors conducted an overall analysis of the factors described above, including discussions with and questioning of our management, legal counsel and financial advisor.

Intent to Tender.

As of January 28, 2015, the directors and executive officers of Foundation, as a group, beneficially owned 1,033,371 Shares (excluding any Shares issuable upon exercise of any Foundation stock options), representing approximately 3.6% of the then-outstanding Shares. To Foundation’s knowledge, after making reasonable inquiry, the directors and executive officers of Foundation are considering whether to tender all or a portion of the Shares held of record or beneficially owned by them in the Offer (other than Shares that are the subject of existing Rule 10b5-1 plans), and have not yet made determinations as of the date of this Schedule 14D-9 as to their intention to tender, sell or hold such Shares, which determinations they will make on an individual basis. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Offeror and Certain of Its Affiliates—Tender and Support Agreements.”

Opinion of Foundation’s Financial Advisor.

Goldman Sachs rendered its opinion to the Board that, as of January 11, 2015 and based upon and subject to the factors and assumptions set forth therein, taking into account the Issuance, the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Offeror and its affiliates) of Shares.

The full text of the written opinion of Goldman Sachs, dated January 11, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A and is incorporated by reference herein in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Transaction Agreement (the “Transaction”). The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Transaction Agreement;

•	annual reports to stockholders and the Annual Report on Form 10-K of Foundation for the fiscal year ended December 31, 2013;

•	Foundation’s Registration Statement on Form S-1, including the prospectus contained therein, dated September 20, 2013, relating to Foundation’s initial public offering;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Foundation;

•	certain other communications from Foundation to its stockholders;

•	certain publicly available research analyst reports for Foundation; and

•	certain internal financial analyses and forecasts for Foundation prepared by its management, as approved for Goldman Sachs’ use by Foundation (the “Projections” as described in “Item 4. The Solicitation or Recommendation—Projected Financial Information”), including certain operating synergies and other pro forma effects projected by Foundation’s management to result from the Transaction, as approved for Goldman Sachs’ use by Foundation (the “Synergies” as described in “Item 4. The Solicitation or Recommendation—Projected Financial Information”).

Goldman Sachs also held discussions with members of the senior management of Foundation regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition, and future prospects of Foundation; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Foundation with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Foundation’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Foundation’s consent that the Projections, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Foundation. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Foundation or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Foundation or the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Foundation to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Foundation; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Offeror and its affiliates) of Shares, as of the date of the opinion and taking into account the Issuance, of the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Transaction Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Transaction Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the Transaction, including the Tender and Support Agreements and Investor Rights Agreement, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Foundation; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Foundation, or class of such persons in connection with the Transaction, whether relative to the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Transaction Agreement, taking into account the Issuance, or otherwise. Goldman Sachs does not express any opinion as to the prices at which Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of Foundation or Offeror or the ability of Foundation or Offeror to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of all of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 9, 2015, and is not necessarily indicative of current market conditions.

Selected Company Trading Multiples Analysis. Goldman Sachs reviewed and compared certain financial information for Foundation to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the diagnostics industry (collectively referred to as the selected companies) that Goldman Sachs deemed comparable to Foundation based on its experience and professional judgment:

Molecular Diagnostics

•	Exact Sciences Corporation

•	Genomic Health, Inc.

•	Myriad Genetics, Inc.

•	Sequenom, Inc.

•	Veracyte, Inc.

Diagnostics Services

•	Laboratory Corporation of America Holdings

•	Quest Diagnostics Incorporated

Other Diagnostics

•	Cepheid

•	GenMark Diagnostics, Inc.

•	Hologic, Inc.

•	Meridian Bioscience, Inc.

•	NanoString Technologies, Inc.

•	OraSure Technologies, Inc.

•	PerkinElmer, Inc.

•	Qiagen N.V.

•	Quidel Corporation

Although none of the selected companies is directly comparable to Foundation, the companies included were chosen, among other reasons, because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Foundation.

Goldman Sachs calculated and compared various financial multiples and ratios based on financial data as of January 9, 2015. The multiples and ratios of Foundation and each of the selected companies were calculated using each company’s closing share price on January 9, 2015 and were based on information obtained from IBES estimates and the most recent publicly available information.

With respect to Foundation and the selected companies, Goldman Sachs calculated enterprise value, which is the fully diluted market value of common equity (calculated on a treasury method basis) plus indebtedness less cash and short term investments, as a multiple of revenue estimates for the calendar years 2015, 2016 and 2017. Goldman Sachs then calculated the median enterprise value as a multiple of revenue estimates for the selected companies in the molecular diagnostics, diagnostic services, and other diagnostics sectors. The following table presents the results of this analysis:

Selected Companies
		Foundation	Molecular Diagnostics	Diagnostics Services	Other Diagnostics
Enterprise Value as a multiple of:
2015E Revenue	High		3.4x	2.1x	7.5x
	Median	5.8x	2.9x	2.0x	4.2x
	Low		2.4x	1.8x	2.5x

2016E Revenue	High		12.1x	2.1x	7.9x
	Median	3.3x	2.9x	1.9x	4.0x
	Low		1.6x	1.8x	2.4x

2017E Revenue	High		5.1x	NA	5.3x
	Median	2.1x	2.7x	NA	3.7x
	Low		1.6x	NA	1.5x

“NA” means not available.

For Foundation, this analysis resulted in multiples of 5.8x, 3.3x, and 2.1x for the years 2015, 2016 and 2017, respectively. For the selected companies in the molecular diagnostics sector, this analysis resulted in median multiples of 2.9x, 2.9x and 2.7x for the years 2015, 2016 and 2017, respectively. For the selected companies in the diagnostics services sector, this analysis resulted in median multiples of 2.0x and 1.9x for the years 2015 and 2016, respectively. For the selected companies in the other diagnostics sector, this analysis resulted in median multiples of 4.2x, 4.0x and 3.7x for the years 2015, 2016 and 2017, respectively.

Goldman Sachs also calculated enterprise value as a multiple of latest twelve months earnings before interest, taxes, depreciation and amortization (“EBITDA”). Goldman Sachs then calculated the median multiple for the selected companies in the molecular diagnostics, diagnostic services, and other diagnostics sectors. The following table presents the results of this analysis:

Selected Companies
		Foundation	Molecular Diagnostics	Diagnostics Services	Other Diagnostics
Enterprise Value as a multiple of:
LTM EBITDA	High		11.6x	11.5x	15.7x
	Median	NM	11.6x	10.9x	13.3x
	Low		11.6x	10.2x	11.5x

“NM” means not meaningful (in this instance, Foundation’s LTM EBITDA is a negative number and as such the multiple is not meaningful).

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Foundation using the Projections, without taking into account the Synergies (the “Standalone Projections” as described in “Item 4. The Solicitation or Recommendation—Projected Financial Information”) to determine a range of illustrative present values per Share. Goldman Sachs calculated indications of net present value of unlevered free cash flows for Foundation for the fiscal years ending 2015 through 2020 using illustrative discount rates ranging from 11.5% to 13.5%, reflecting estimates of Foundation’s weighted average cost of capital. In the illustrative discounted cash flow analysis described in this paragraph, unlevered free cash flow, which is Foundation’s projected EBITDA, minus taxes (calculated by multiplying the tax rate contained in the Standalone Projections by Foundation’s projected EBIT), minus its projected capital expenditures and minus the projected increase in net working capital, was calculated using the Standalone Projections. Goldman Sachs then calculated illustrative terminal values in the year 2020 based on last twelve months multiples ranging from 10.0x EBITDA to 14.0x EBITDA. These terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 11.5% to 13.5%. Goldman Sachs then added the present values of the illustrative terminal values with the present values of the unlevered free cash flows for each of the fiscal years ending 2015 through 2020 and subtracted the assumed amount of Foundation’s net debt as of December 31, 2014 based on public filings and the Standalone Projections to calculate a range of illustrative equity values for Foundation. Goldman Sachs then divided this range of illustrative equity values by the number of Foundation’s fully diluted Shares (calculated on a treasury stock method basis and based on information provided by Foundation’s management with respect to future equity issuances) to derive a range of illustrative present values per Share of $35.47 to $51.49.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future revenues and its assumed enterprise value to future revenue multiple. For this analysis, Goldman Sachs used both the Standalone Projections and management’s projections taking into account the Synergies (the “Pro Forma Projections” as described in “Item 4. The Solicitation or Recommendation—Projected Financial Information”) for each of the fiscal years 2015 to 2020. First, using the Standalone Projections, Goldman Sachs calculated the implied enterprise values as of December 31 for each of the fiscal years 2015 to 2018, by applying enterprise value to two-year forward revenue multiples of 3.0x to 5.0x to standalone revenue estimates for each of the fiscal years 2017 to 2020. Goldman Sachs then subtracted the assumed amount of Foundation’s estimated net debt as of December 31 for each of the fiscal years 2015 to 2018 based on the Standalone Projections to calculate a range of illustrative equity values for Foundation. Goldman Sachs then divided this range of illustrative equity values by the number of Foundation’s estimated fully diluted Shares as of December 31 for each of the fiscal years 2015 to 2018 based on the Standalone Projections to calculate a range of illustrative future equity values per Share for Foundation. The resulting implied future equity values per Share were then discounted to present value as of December 31, 2014 using an illustrative discount rate of 11.7%, reflecting an estimate of Foundation’s cost of equity. This analysis resulted in a range of illustrative implied present values of $20.60 to $50.97 per Share.

Goldman Sachs then performed the same analysis using the Pro Forma Projections for each of the fiscal years 2015 to 2020. Goldman Sachs calculated the implied enterprise values as of December 31 for each of the fiscal years 2015 to 2018, by applying enterprise value to two-year forward revenue multiples of 3.0x to 5.0x to pro forma revenue estimates for each of the fiscal years 2017 to 2020. Goldman Sachs then subtracted the assumed amount of Foundation’s estimated net debt as of December 31 for each of the fiscal years 2015 to 2018 based on the Pro Forma Projections to calculate a range of illustrative equity values for Foundation. Goldman Sachs then divided this range of illustrative equity values by the number of Foundation’s estimated fully diluted Shares as of December 31 for each of the fiscal years 2015 to 2018 based on the Pro Forma Projections to calculate a range of illustrative future equity values per Share for Foundation. The resulting implied future equity values per Share were then discounted to present value as of December 31, 2014 using an illustrative discount rate of 11.7%, reflecting an estimate of Foundation’s cost of equity. This analysis resulted in a range of illustrative implied present values of $31.66 to $86.58 per Share.

Goldman Sachs also calculated the pro rata implied present values per Share accounting for the pro rata value of the Offer and the pro rata present value of the future price per Share. Goldman Sachs calculated the pro rata implied values by multiplying the range of implied present values per Share that was calculated using the Pro Forma Projections by the percentage of Shares that would not be purchased in the Offer (not taking into account the Shares to be issued in the Issuance), assuming that the only Shares tendered in the Offer were a number of Shares sufficient to satisfy the Minimum Condition. The $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Transaction Agreement was then multiplied by the percentage of Shares that would need to be tendered to satisfy the Minimum Condition. Goldman Sachs added the resulting pro rata value per Share of the $50.00 to be paid in the Offer to the range of pro rata implied present values per Share. This analysis resulted in a range of illustrative implied present values of $40.50 to $68.95 per Share.

Selected Transactions Premia Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostics industry since April 2008 (collectively referred to as the selected transactions). These transactions (listed by acquirer / target and date of announcement) were:

•	BGI-Shenzhen / Complete Genomics, Inc. (September 17, 2012)

•	Hologic, Inc. / Gen-Probe Incorporated. (April 30, 2012)

•	Qiagen N.V. / Cellestis Ltd. (April 4, 2011)

•	Quest Diagnostics Incorporated / Celera Corporation (March 18, 2011)

•	Novartis Finance Corporation / Genoptix, Inc. (January 24, 2011)

•	General Electric Company / Clarient, Inc. (October 22, 2010)

•	Laboratory Corporation of America Holdings / Monogram Biosciences, Inc. (June 23, 2009)

•	Gen-Probe Incorporated / Tepnel Life Sciences, PLC (January 30, 2009)

•	Solvay Pharmaceuticals S.A. / Innogenetics N.V. (April 25, 2008)

For each of the selected transactions, Goldman Sachs calculated and compared the premium paid in relation to the closing market price of the target company’s stock one day prior to the announcement of the transactions. While none of the companies that participated in the selected transactions is directly comparable to Foundation, and while none of the selected transactions is directly comparable to the Transaction contemplated by the Transaction Agreement, in particular because they involved acquisitions of 100% of the target companies as opposed to a majority stake, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Foundation’s results, market size and product profile.

The following table presents the results of this analysis:

One Day Prior Premium
Selected Transactions
High	170.8%
Mean	44.3%
Median	27.6%
Low	15.6%

One Day Prior Premium
Proposed $50 Per Share Tender Offer Price to Share Price as of January 9, 2015	108.9%

Selected Historical Premia Analysis. Goldman Sachs reviewed and analyzed the acquisition premia for all announced and completed all-cash transactions between $500 million and $2 billion involving United States target companies from January 1, 2010 to December 31, 2014. While none of the transactions are directly comparable to the Transaction contemplated by the Transaction Agreement, in particular because they involved acquisitions of 100% of the target companies as opposed to a majority stake, the transactions involved investments that, for the purposes of analysis, may be considered similar in size to the Transaction. Announced premia were calculated relative to the target’s closing share price one day prior to announcement. The following table presents the results of this analysis:

Period	Median One Day Prior Premium
2014	29.7%
2013	32.0%
2012	42.7%
2011	35.1%
2010	49.5%
Median Premium	35.1%

One Day Prior Premium
Proposed $50 Per Share Tender Offer Price to Share Price as of January 9, 2015	108.9%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Foundation or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Offeror and its affiliates) of Shares, taking into account the Issuance, of the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Transaction Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Foundation, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Transaction Agreement was determined through arm’s-length negotiations between Foundation and Offeror and was approved by the Board. Goldman Sachs provided advice to Foundation during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Foundation or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in its evaluation of the Transaction and in making its determination to approve the Transaction Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Foundation, Offeror, any of their respective affiliates and third parties, including Third Rock Ventures (“TRV”) and Kleiner Perkins Caufield & Byers (“KPCB”), each a significant stockholder of Foundation (collectively, the “Significant Stockholders”), and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the Transaction. Goldman Sachs acted as financial advisor to Foundation in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Foundation and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as underwriter with respect to the initial public offering of Shares in September 2013. During the two year period ended January 11, 2015, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to Foundation and/or its affiliates of approximately $3.0 million.

Goldman Sachs also has provided certain financial advisory and/or underwriting services to TRV and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunning manager with respect to an initial public offering of 6,772,221 shares of common stock of Agios Pharmaceuticals, Inc. (“Agios”), a TRV portfolio company, in July 2013; as bookrunning manager with respect to a public offering of 2,300,000 shares of common stock of Agios in April 2014; as a bookrunning manager with respect to a public offering of 2,284,423 shares of common stock of Agios in December 2014; and as bookrunning manager with respect to an initial public offering of 5,750,000 shares of common stock of SAGE Therapeutics, a TRV portfolio company, in July 2014. Goldman Sachs also has provided certain financial advisory and/or underwriting services to KPCB and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunning manager with respect to an initial public offering of 5,750,000 shares of common stock of Atara Biotherapeutics, Inc., a KPCB portfolio company, in October 2014. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Foundation and Offeror and their respective affiliates and any of the Significant Stockholders, and their respective affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with the Significant Stockholders and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of the Significant Stockholders from time to time and may do so in the future. Goldman Sachs has not been engaged to provide financial advisory and/or underwriting services to Offeror and/or its affiliates during the two year period ended January 11, 2015 for which its Investment Banking Division has received compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction and also has familiarity with Foundation and the markets in which it operates, in part because of Goldman Sachs’ participation in Foundation’s initial public offering in 2013. Pursuant to a letter agreement dated August 27, 2014, Foundation engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Transaction. The engagement letter between Foundation and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, up to approximately $22 million, all of which is contingent upon consummation of the Transaction. In addition, Foundation has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

For a description of the terms of Goldman Sachs’ engagement letter as Foundation’s financial advisor, see the discussion set forth in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Projected Financial Information.

Foundation does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with the consideration of the proposed transactions with Offeror and at the Transaction Committee’s request, management of Foundation prepared long-range, risk-adjusted financial projections reflecting management’s weighted-average estimates of the probability of occurrence of certain business scenarios for Foundation based on the timing for reimbursement coverage for its products and services and the rate of market adoption of its products and services. These projections include prospective financial information for Foundation on both a standalone basis (the “Standalone Projections”) and a pro forma basis including management’s estimates of the synergies and pro forma effects of the proposed strategic partnership with Offeror (the “Pro Forma Projections” and together with the Standalone Projections, the “Projections”). The Projections were provided to, and considered by, the Transaction Committee and the Board of Directors in connection with their evaluation of the proposed strategic transaction with Offeror in comparison to Foundation’s other strategic alternatives, and the Transaction Committee directed Goldman Sachs to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analysis, as described above under the heading “Opinion of Foundation’s Financial Advisor” in Item 4 of this Schedule 14D-9. The Projections were not provided to Offeror or its advisors.

The Projections and the other prospective financial information set forth below (collectively, the “Prospective Financial Information”) were prepared by Foundation’s management for internal use. They were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither Foundation’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Prospective Financial Information or expressed any opinion or any form of assurance related thereto. The summaries of the Prospective Financial Information are included solely to give Foundation stockholders access to certain financial projections that were made available to the Transaction Committee, the Board of Directors, Goldman Sachs and/or Offeror and are not being included in this Schedule 14D-9 to influence any Foundation stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Prospective Financial Information, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Foundation’s management. Because the Prospective Financial Information covers multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Prospective Financial Information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Foundation’s control. The Prospective Financial Information also reflects assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for Foundation’s business, changes in market conditions, and with respect to the Pro Forma Projections, changes in the strategic partnership between Foundation and Offeror. Important factors that may affect actual results and result in the Prospective Financial Information not being achieved include, but are not limited to, the availability of third-party reimbursement for Foundation’s products and services, market acceptance of such products and services, the introduction of new products and services, the impact of competition, the effect of regulatory actions, the effect of global economic conditions, changes in applicable laws, rules and regulations, and other risk factors described in Foundation’s annual report on Form 10-K for the fiscal year ended December 31, 2013, subsequent quarterly reports on Form 10-Q and current reports on

Form 8-K, as well as the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Prospective Financial Information may be affected by Foundation’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Prospective Financial Information will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that Foundation or any of its affiliates, advisors or representatives considered or consider the Prospective Financial Information to be predictive of actual future events, and such summaries should not be relied upon as such. None of Foundation, Offeror or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Prospective Financial Information, and none of them undertakes any obligation to update or otherwise revise or reconcile the Prospective Financial Information to reflect circumstances existing after the date the Prospective Financial Information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Prospective Financial Information are shown to be in error. Foundation does not intend to make publicly available any update or other revision to the Prospective Financial Information, except as otherwise required by law. None of Foundation, Offeror or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Foundation stockholder or other person regarding the ultimate performance of Foundation compared to the information contained in this summary or that the Prospective Financial Information will be achieved. Foundation has made no representation to Offeror in the Transaction Agreement or otherwise, concerning the Prospective Financial Information.

Certain of the Prospective Financial Information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Foundation may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Prospective Financial Information, Foundation stockholders are cautioned not to place undue, if any, reliance on the Prospective Financial Information included below. This Prospective Financial Information is not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below. The Prospective Financial Information should not be utilized as public guidance and will not be provided in the ordinary course of Foundation’s business in the future.

Standalone Projections. The following table presents risk-adjusted summary selected unaudited projected financial information for Foundation on a standalone basis for calendar years 2014 through 2020 prepared by management in connection with the review of the proposed strategic transaction with Offeror.

	Foundation Management Projections – Standalone Basis (in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$59.0	$92.3	$153.5	$240.3	$350.9	$454.2	$556.6
Operating Expenses	(87.2)	(119.4)	(139.1)	(162.9)	(181.6)	(207.9)	(228.9)
Operating Profit	(55.9)	(64.1)	(38.3)	9.1	85.0	143.1	200.9
EBITDA (1)	(46.2)	(52.5)	(25.4)	23.2	97.9	155.9	214.1
Unlevered Free Cash Flow (2)	(57.2)	(67.5)	(43.6)	(6.0)	33.9	66.7	98.4

(1)	“EBITDA” means operating profit or loss before interest, taxes, depreciation and amortization.
(2)	“Unlevered Free Cash Flow” means EBITDA, minus taxes, minus capital expenditures and minus increases in net working capital.

Pro Forma Projections. The following table presents risk-adjusted summary selected unaudited projected financial information for Foundation on a pro forma basis for calendar years 2014 through 2020 prepared by management in connection with the review of the proposed strategic transaction with Offeror. The Pro Forma Projections reflect management’s estimates of the synergies and pro forma effects of the proposed strategic partnership with Offeror (the “Synergies”), which are subject to numerous assumptions, risks and uncertainties.

	Foundation Management Projections – Pro Forma Basis (in millions)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$59.0	$114.1	$212.7	$357.5	$542.7	$735.8	$939.9
Operating Expenses	(87.2)	(133.3)	(174.0)	(215.3)	(254.0)	(284.2)	(311.6)
Operating Profit	(55.9)	(62.4)	(31.2)	39.7	150.6	249.1	361.9
EBITDA	(46.2)	(50.9)	(18.1)	54.4	163.7	262.0	375.2
Unlevered Free Cash Flow	(57.2)	(66.8)	(39.6)	5.2	63.5	117.1	178.1

Other Information. Foundation also provided certain prospective financial information to Offeror that was prepared by management in connection with Foundation’s long-range planning process. This long-range plan contains aspirational projections based on numerous assumptions, and does not include risk adjustments related to projected market conditions, potential delays in reimbursement coverage, timing of market adoption of Foundation’s products and services, or similar matters. The information provided to Offeror included the following non-risk adjusted financial modeling: (a) estimated revenue of: $59.0 million in 2014; $121.9 million in 2015; $220.9 million in 2016; $363.2 million in 2017; and $510.1 million in 2018; (b) estimated operating expenses of: $(87.2) million in 2014; $(124.1) million in 2015; $(156.8) million in 2016; $(196.3) million in 2017; and $(224.3) million in 2018; (c) estimated operating profit of: $(55.9) million in 2014; $(46.1) million in 2015; $(2.3) million in 2016; $78.1 million in 2017; and $174.7 million in 2018; and (d) estimated EBITDA of: $(46.2) million in 2014; $(34.6) million in 2015; $11.3 million in 2016; $93.6 million in 2017; and $188.1 million in 2018. The long-range plan was prepared by Foundation’s management for internal use and not with a view toward public disclosure. The inclusion of this information from Foundation’s long-range plan in this Schedule 14D-9 should not be regarded as an indication that Foundation or any of its affiliates, advisors or representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Investment and also has familiarity with Foundation and the markets in which it operates, in part because of Goldman Sachs’ participation in Foundation’s initial public offering in 2013. Pursuant to a letter agreement dated August 27, 2014, Foundation engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Investment. The engagement letter between Foundation and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, up to approximately $22 million, all of which is contingent upon consummation of the Investment. In addition, Foundation has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Pursuant to a letter agreement dated January 23, 2015, Foundation retained Innisfree M&A Incorporated (“Innisfree”) to assist Foundation in connection with its communications with its stockholders and to solicit proxies in connection with the solicitation of proxies relating to Foundation’s special stockholder meeting to approve the Transaction Agreement and the transactions contemplated thereby (including the Issuance), Offeror’s anti-dilution rights under the Investor Rights Agreement and the Foundation Charter Amendments. Foundation has agreed to pay Innisfree a fee of approximately $25,000, plus reasonable out-of-pocket expenses.

Except as set forth above, neither Foundation nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected by Foundation or, to Foundation’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below.

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
David J. Daly	December 5, 2014	25,000	$22.24	Grant of restricted stock units in connection with his hiring
David J. Daly	December 5, 2014	75,000	$22.24	Grant of stock option in connection with his hiring
Robert W. Hesslein	January 12, 2015	7,000	$52.1116 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Robert W. Hesslein	January 8, 2015	4,000	$23.0329 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 15, 2015	10,000	$7.12	Shares acquired pursuant to exercise of stock option pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 15, 2015	10,000	$48.3782 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 15, 2015	5,000	$4.16	Shares acquired pursuant to exercise of stock option pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 15, 2015	5,000	$48.3782 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 12, 2015	8,000	$7.12	Shares acquired pursuant to exercise of stock option pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 12, 2015	8,000	$51.8279 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Steven J. Kafka	January 2, 2015	107	$22.25	Shares sold to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Vincent A. Miller	January 12, 2015	2,000	$53.0275 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Vincent A. Miller	January 2, 2015	314	$22.25	Shares sold to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Michael J. Pellini	January 12, 2015	22,500	$51.0732 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Michael J. Pellini	December 29, 2014	12,500	$23.9135 (1)	Sale of stock pursuant to Rule 10b5-1 trading plan
Jason Ryan	December 15, 2014	2,361	$0.08	Shares acquired pursuant to exercise of stock option pursuant to Rule 10b5-1 trading plan
Jason Ryan	December 15, 2014	2,361	$21.55	Sale of stock pursuant to Rule 10b5-1 trading plan

(1)	The Shares were sold in multiple transactions; the price reported is a weighted average price.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Foundation is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for, or other acquisition of, Shares by Foundation, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Foundation or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Foundation or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Foundation.

Foundation has agreed that from the date of the Transaction Agreement until the earlier of the Acceptance Time and the date, if any, on which the Transaction Agreement is terminated, Foundation, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Foundation has agreed to certain procedures that it must follow in the event Foundation receives an unsolicited acquisition proposal. The information set forth in “Section 13—The Transaction Documents—The Transaction Agreement—No Solicitation” of the Offer to Purchase is hereby incorporated herein by reference.

Except as described above or otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Foundation—Golden Parachute Compensation,” as it relates to Foundation’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the HSR Act or any other Antitrust Law shall have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Offeror’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Matters” of the Offer to Purchase.

Antitrust.

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer. See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Matters—Antitrust” of the Offer to Purchase.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period is 30 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 30-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On January 26, 2015, Foundation and Offeror each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Investment.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Offeror’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Offeror, Foundation or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Foundation believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer or the Issuance. See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Matters—Antitrust” of the Offer to Purchase.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer under the DGCL. The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(a) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66  2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Investment, the Board of Directors adopted a resolution approving the Offer, the Issuance and all other transactions contemplated by the Transaction Agreement, the Tender and Support Agreements and the other Transaction Documents for purposes of Section 203 of the DGCL.

Required Stockholder Approval.

Offeror’s obligation to consummate the Offer is conditioned upon, among other things, the approval by Foundation’s stockholders of (a) the Transaction Agreement and the transactions contemplated thereby (including the Issuance), (b) Offeror’s anti-dilution rights under the Investor Rights Agreement and (c) the Foundation Charter Amendments. The Board of Directors has unanimously approved and adopted the Transaction Agreement, each of the other Transaction Documents and the transactions contemplated thereby, including the Offer, the Issuance and the Foundation Charter Amendments, and recommended approval and adoption by Foundation’s stockholders at a special meeting of Foundation stockholders of each of the matters requiring approval by Foundation’s stockholders. The affirmative vote of (a) seventy five percent (75%) of the outstanding Shares is required to approve the Foundation Charter Amendments relating to declassifying the Board of Directors, (b) a majority of the outstanding Shares is required to approve the Foundation Charter Amendments related to corporate opportunities and (c) a majority of the votes properly cast for and against such proposal at the special meeting of Foundation stockholders is required to approve the Transaction Agreement and the transactions contemplated thereby (including the Issuance) and Offeror’s anti-dilution rights under the Investor Rights Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Issuance; any statements regarding the expected timing of the completion of the Offer and the Issuance; any statements regarding the parties’ ability to complete the Offer or the Issuance considering the various closing conditions, including that the Acceptance Time shall have occurred; the meeting of the stockholders of Foundation and the matters to be voted upon at such meeting; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Issuance; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Issuance may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Issuance; the effects of disruption from the Offer and the Issuance making it more difficult for Foundation to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Foundation’s control; the risk that stockholder litigation in connection with the transactions contemplated by the Transaction Documents may result in significant costs of defense, indemnification and liability; costs of the transactions contemplated by the Transaction Documents; the unsuccessful realization of Foundation’s expectations and beliefs regarding the future conduct and growth of its business and the markets in which it operates; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Foundation, as well as the Schedule TO filed with the SEC by Offeror. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Foundation at www.foundationmedicine.com. Foundation does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(1)	Offer to Purchase, dated February 2, 2015	Schedule TO	2/2/15	(a)(1)(i)

(a)(2)	Form of Letter of Transmittal (including Form W-9)	Schedule TO	2/2/15	(a)(1)(ii)

(a)(3)	Letter, dated February 2, 2015, to the stockholders of Foundation Medicine, Inc.				X

(a)(4)	Notice of Guaranteed Delivery	Schedule TO	2/2/15	(a)(1)(iii)

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	2/2/15	(a)(1)(iv)

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	2/2/15	(a)(1)(v)

(a)(7)	Summary Advertisement as published in the Wall Street Journal on February 2, 2015	Schedule TO	2/2/15	(a)(1)(vi)

(a)(8)	Press Release issued by Foundation Medicine, Inc., dated January 12, 2015	Schedule 14D-9	1/12/15	005-87922

(a)(9)	Transcript of CNBC Interview with Dr. Michael J. Pellini, Foundation Medicine, Inc. CEO	Schedule 14D-9	1/12/15	005-87922

(a)(10)	Transcript of a Conference Call discussing Foundation Medicine, Inc.’s Strategic Collaboration with Roche Holdings, Inc.	Schedule 14D-9	1/12/15	005-87922

(a)(11)	Presentation used by Dr. Michael Pellini, Foundation Medicine, Inc. CEO, at a presentation at the J.P. Morgan Healthcare Conference, dated January 14, 2015	Schedule 14D-9	1/14/15	005-87922

(a)(12)	Transcript of an excerpt of a presentation delivered by Dr. Michael J. Pellini, CEO of Foundation Medicine, Inc. at the J.P. Morgan Healthcare Conference, dated January 14, 2015	Schedule 14D-9	1/15/15	005-87922

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(13)	Opinion of Goldman, Sachs & Co., dated January 11, 2015 (included as Annex A to this Schedule 14D-9)

(e)(1)	Transaction Agreement, by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 11, 2015	8-K	1/12/15	2.1

(e)(2)	Investor Rights Agreement, by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 11, 2015	8-K	1/12/15	4.1

(e)(3)	Tax Sharing Agreement, by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 11, 2015	8-K	1/12/15	10.1

(e)(4)	Form of Tender and Support Agreement entered into by Roche Holdings, Inc. with Third Rock Ventures, L.P., dated January 11, 2015	8-K	1/12/15	99.1

(e)(5)	Form of Tender and Support Agreement entered into by Roche Holdings, Inc. with affiliates of KPCB Holdings, Inc., dated January 11, 2015	8-K	1/12/15	99.2

(e)(6)	Form of Tender and Support Agreement entered into by Roche Holdings, Inc. with Google Ventures 2011, L.P., dated January 11, 2015	8-K	1/12/15	99.3

(e)(7)	Amendment to Second Amended and Restated Investors’ Rights Agreement, by and between Foundation Medicine, Inc. and the Investors named therein, dated January 11, 2015	8-K	1/12/15	4.2

(e)(8)	†Collaboration Agreement, by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated January 11, 2015	8-K/A	2/2/15	10.2

(e)(9)	†US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, Inc., dated January 11, 2015	8-K/A	2/2/15	10.3

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(10)	†Ex-US Commercialization Agreement, by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated January 11, 2015	8-K/A	2/2/15	10.4

(e)(11)	†Binding Term Sheet for an In Vitro Diagnostics (IVD) Agreement, by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated January 11, 2015	8-K/A	2/2/15	10.5

(e)(12)	Confidentiality Agreement, by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated September 4, 2014	Schedule TO	2/2/15	(d)(7)

(e)(13)	Sixth Amended and Restated Certificate of Incorporation of Foundation Medicine, Inc.	8-K	10/2/13	3.1

(e)(14)	Amended and Restated Bylaws of Foundation Medicine, Inc.	8-K	10/2/13	3.2

(e)(15)	Second Amended and Restated Investors’ Rights Agreement, by and between Foundation Medicine Inc. and the Investors named therein, dated as of June 20, 2013	S-1	7/29/13	4.3

(e)(16)	Amended and Restated 2010 Stock Incentive Plan and forms of agreements thereunder*	S-1	7/29/13	10.1

(e)(17)	2013 Stock Option and Incentive Plan and forms of agreements thereunder*	S-1/A	9/12/13	10.2

(e)(18)	Executive Employee Offer Letter issued by Foundation Medicine, Inc. to Michael J. Pellini, dated as of September 9, 2013*	S-1/A	9/12/13	10.3

(e)(19)	Executive Employee Offer Letter issued by Foundation Medicine, Inc. to Kevin Krenitsky, dated as of March 7, 2013*	S-1	7/29/13	10.4

(e)(20)	Executive Employee Offer Letter issued by Foundation Medicine, Inc. to Robert W. Hesslein, dated as of March 7, 2013*	S-1	7/29/13	10.5

(e)(21)	Executive Employee Offer Letter issued by Foundation Medicine, Inc. to Jason Ryan, dated as of March 7, 2013, as amended*	S-1	7/29/13	10.6

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(22)	Executive Employee Offer Letter issued by Foundation Medicine, Inc. to Steven J. Kafka, dated as of May 21, 2013, as amended*	S-1/A	9/12/13	10.7

(e)(23)	Form of Indemnification Agreement, to be entered into between Foundation Medicine, Inc. and is directors and officers	S-1/A	8/16/13	10.8

(e)(24)	Executive Employee Offer Letter issued by Foundation Medicine, Inc. to Vincent A. Miller, dated as of August 1, 2011, as amended*	S-1/A	9/12/13	10.15

(e)(25)	2013 Employee Stock Purchase Plan*	S-1/A	9/12/13	10.16

(e)(26)	Executive Employee Offer letter issued by Foundation Medicine, Inc. to David J. Daly, dated as of November 20, 2014*				X

*	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the United States Securities and Exchange Commission.

Annex A—Opinion of Goldman, Sachs & Co., dated January 11, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: February 2, 2015	By:	/s/ Robert W. Hesslein
	Name:	Robert W. Hesslein
	Title:	Senior Vice President, General Counsel and Secretary

Annex A

PERSONAL AND CONFIDENTIAL

January 11, 2015

Board of Directors

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Roche Holdings, Inc. (“Roche”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc. (the “Company”), taking into account the Issuance (as defined below), of the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Transaction Agreement, dated as of January 11, 2015 (the “Agreement”), by and between Roche and the Company. The Agreement provides for a tender offer for up to 15,604,288 Shares such that, after giving effect to the Issuance, Roche will own at least 52.4% of the Company and no more than 56.3% of the Company, in each case on a fully-diluted basis (the “Tender Offer”) pursuant to which Roche will pay $50.00 in cash per Share for each Share accepted. The Agreement further provides that, immediately following the completion of the Tender Offer, Roche will invest $250,000,000 in the Company, and as consideration for such investment, the Company will issue and sell to Roche 5,000,000 Shares at a price of $50.00 per Share (the “Issuance”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Roche, any of their respective affiliates and third parties, including Third Rock Ventures (“TRV”) and Kleiner Perkins Caufield & Byers (“KPCB”), each a significant stockholder of the Company (collectively, the “Significant Stockholders”), and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as underwriter with respect to the initial public offering of Shares in September 2013. We also have provided certain financial advisory and/or underwriting services to TRV and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunning manager with respect to an initial public offering of 6,772,221 shares of common stock of Agios Pharmaceuticals, Inc. (“Agios”), a TRV portfolio company, in July 2013; as bookrunning manager with respect to a public offering of 2,300,000 shares of common stock of Agios in April 2014; as a bookrunning manager with respect to a public offering of 2,284,423 shares of common stock of Agios in December 2014; and as bookrunning manager with respect to an initial public offering of 5,750,000 shares of common stock of SAGE Therapeutics, a TRV portfolio company, in July 2014. We also have provided certain financial advisory and/or underwriting services to KPCB and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunning manager with respect to an initial public offering of 5,750,000 shares of common stock of Atara Biotherapeutics, Inc., a KPCB portfolio company, in October 2014. We may also in the future provide financial advisory and/or underwriting services to the Company and Roche and their respective

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Board of Directors

Foundation Medicine, Inc.

January 11, 2015

affiliates and any of the Significant Stockholders, and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Significant Stockholders and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of the Significant Stockholders from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2013; the Company’s Registration Statement on Form S-1, including the prospectus contained therein, dated September 20, 2013, relating to the Company’s initial public offering; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transactions, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts including the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the expected benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Roche and its affiliates) of Shares, as of the date hereof and taking into account the Issuance, of the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, the Tender and Support Agreements and Investor Rights Agreement (each as defined in the Agreement), the Issuance, the fairness of the Transactions to, or any consideration received in connection therewith by, the

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Board of Directors

Foundation Medicine, Inc.

January 11, 2015

holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement, taking into account the Issuance, or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or as to the impact of the Transactions on the solvency or viability of the Company or Roche or the ability of the Company or Roche to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Transactions or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the Issuance, the $50.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to the holders (other than Roche and its affiliates) of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

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